                                                May 9, 2005





Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


            RE:   DSW INC.
                  REGISTRATION STATEMENT ON FORM S-1 FILED MARCH 14, 2005 FILE NO. 333-123289


Dear Mr. Owings:

      On behalf of DSW Inc., an Ohio corporation (the "Company"), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the United States Securities and Exchange Commission (the "Commission") on the date hereof. We have also enclosed a copy of Amendment No. 1 marked to show changes from the Registration Statement filed with the Commission on March 14, 2005.

      The changes reflected in Amendment No. 1 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the "Staff") set forth in your letter dated April 11, 2005, to Julia A. Davis, General Counsel to the Company, with respect to the Registration Statement. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein. The following is being provided on a confidential basis, and, accordingly, the Company requests that the Staff treat the information contained herein (or contained in any annex hereto) on such basis.

      For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1, which includes the prospectus as revised.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 2


GENERAL

   1. ON MARCH 15, 2005, RETAIL VENTURES, INC. ISSUED A PRESS RELEASE REGARDING YOUR INITIAL PUBLIC OFFERING THAT YOU HAVE POSTED ON YOUR WEBSITE. THE PRESS RELEASE INCLUDED INFORMATION IN ADDITION TO THAT PERMITTED BY RULE 134 UNDER THE SECURITIES ACT. PLEASE ADVISE US HOW THIS PRESS RELEASE IS CONSISTENT WITH SECTION 5 OF THE SECURITIES ACT AND HOW YOU INTEND TO ADDRESS THIS SITUATION.

            Retail Ventures, Inc., DSW's parent, is a public company with reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consistent with these obligations, Retail Ventures issued a press release that described how the Company's plan to undertake an initial public offering ("IPO") would materially affect the business and financial condition of Retail Ventures.

            As described in the Registration Statement, Retail Ventures will receive substantially all the proceeds of the offering from the Company. Retail Ventures stated in its press release that it will use such funds to fully pay down the $100 million Value City term loan facility, which bears interest at approximately 15% per year, and a portion of the Value City revolving credit facility. The press release stated that these proceeds will strengthen Retail Ventures' balance sheet and improve debt coverage, and, as a result of reduced debt service costs, Retail Ventures will be better positioned to implement its new business plan after the IPO. Retail Ventures further stated in the press release that: (i) Retail Ventures expects to own a majority of the common shares of DSW after the IPO, (ii) Retail Ventures' current intent is to hold its DSW Class B Common Shares following the offering and (iii) Retail Ventures intends to enter into several intercompany agreements with the Company prior to the IPO.

            We note further that the press release is limited in scope and focuses exclusively on the material effects of the IPO on Retail Ventures' business and financial condition. We understand that Retail Ventures believes these effects are of material interest to investors in Retail Ventures. As such, Retail Ventures believes that timely disclosure of the foregoing information was consistent with its public reporting obligations.

            We also understand that Retail Ventures believes it was necessary to issue the press release to comply with Regulation FD. At the time of the filing of the initial Registration Statement, Retail Ventures anticipated that it would receive inquiries from financial analysts about the effects of the Company IPO on Retail Ventures. In part, so as not to disadvantage public shareholders vis-a-vis these analysts, Retail Ventures decided to issue the press release describing the effects of the offering on Retail Ventures. By issuing the press release, Retail Ventures

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 3


      ensured that material information regarding the effects of the Company IPO on Retail Ventures reached the market all at once.

            We note further that other parent companies of subsidiary issuers in similar circumstances have issued press releases that include information in addition to that permitted by Rule 134 of the Securities Act. In some of these cases, the information provided in the press release is substantially similar to what was provided by Retail Ventures.

            We note further that the Retail Ventures press release was inadvertently posted on the Company's website. Promptly upon learning of the posting from the Commission, the press release was removed. The Retail Ventures press release was also posted on Retail Ventures' website soon after its issuance and remains posted there today.

            For each of the foregoing reasons, the Company believes that the press release is consistent with Section 5 of the Securities Act; the press release does not constitute a prospectus to sell DSW Class A Common Shares. Therefore, we do not believe that any corrective action need be taken with respect to the Retail Ventures press release.

   2. IN CONNECTION WITH THE SEPARATION OF DSW FROM RETAIL VENTURES, YOU DISCLOSE THAT THE VALUE CITY TERM LOAN FACILITY WILL BE AMENDED BY CHANGING THE TERMS OF THE WARRANTS TO GRANT HOLDERS EITHER THE RIGHT TO ACQUIRE RETAIL VENTURES SHARES OR DSW SHARES. ALSO, IN CONNECTION WITH THE AMENDMENT OF THE VALUE CITY SENIOR SUBORDINATED CONVERTIBLE FACILITY, RETAIL VENTURES HAS AGREED TO ISSUE CONVERTIBLE WARRANTS GIVING THE HOLDERS THE RIGHT EITHER TO ACQUIRE RETAIL VENTURES SHARES OR DSW SHARES. PLEASE ADVISE US OF THE EXEMPTION FROM REGISTRATION THAT WILL BE RELIED UPON TO AMEND THE TERMS OF THE WARRANTS AND TO ISSUE NEW WARRANTS FOLLOWING THE FILING OF THIS REGISTRATION STATEMENT.

            The Company notes that the warrants to be amended in connection with the amendment of the Value City Term Loan facility and the new warrants to be issued in connection with the Value City Senior Subordinated Convertible Loan facility will be obligations of Retail Ventures, and DSW will not be a party thereto or have any obligation to issue shares thereunder.

            Retail Ventures will rely on the exemption provided by Section 4(2) for transactions not involving any public offering under the Securities Act to amend the terms of the outstanding warrants and to issue the new warrants. The original transactions pursuant to which (i) the Value City term loans were extended and the related warrants were issued and (ii) the Value City senior subordinated convertible loan was extended were each private transactions not involving any public offering. Similarly, Retail Ventures believes that the transactions by which these facilities and outstanding warrants will be amended and new warrants issued will be transactions not involving any public offering pursuant to Section 4(2) of the Securities Act.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 4


            We further note that around the time of the consummation of the offering, the Company's obligations with respect to these facilities, and the Value City revolving credit facility, will be terminated. In addition, the amended and newly issued warrants will not be DSW securities; they will be obligations of Retail Ventures. Retail Ventures will satisfy the obligations under these warrants by delivering to warrantholders its own common shares or common shares of DSW that it holds. DSW's only obligation in connection with the amendment of the existing warrants and the issuance of the new warrants by Retail Ventures is, upon Retail Ventures' request, to deliver to Retail Ventures Class A Common Shares on a one-for-one basis in exchange for the Class B Common Shares held by Retail Ventures.

            We further note that Schottenstein Stores Corporation, Cerberus Partners L.P. and Back Bay Capital Funding LLC, each of the entities whose warrants will be amended or who will receive new warrants, is a sophisticated investor.

   3. WE NOTE A NUMBER OF BLANK SPACES THROUGHOUT YOUR REGISTRATION STATEMENT FOR INFORMATION THAT YOU ARE NOT ENTITLED TO OMIT UNDER RULE 430A, SUCH AS THE ANTICIPATED PRICE RANGE AND BENEFICIAL OWNERSHIP INFORMATION. PLEASE NOTE THAT WE MAY HAVE ADDITIONAL COMMENTS ONCE YOU HAVE PROVIDED THIS DISCLOSURE. THEREFORE, PLEASE ALLOW US SUFFICIENT TIME TO REVIEW YOUR COMPLETE DISCLOSURE PRIOR TO ANY DISTRIBUTION OF PRELIMINARY PROSPECTUSES.

            The Company acknowledges the Staff's comment and will allow the Staff sufficient time to review any additional disclosure it may include prior to any distribution of preliminary prospectuses.

   4. PROVIDE US WITH COPIES OF ANY ARTWORK YOU INTEND TO USE AS SOON AS POSSIBLE FOR OUR REVIEW AND COMMENT. PLEASE KEEP IN MIND THAT WE MAY HAVE COMMENTS ON THESE MATERIALS AND YOU SHOULD CONSIDER WAITING FOR THESE COMMENTS BEFORE PRINTING AND CIRCULATING ANY ARTWORK.

            The Company will provide the Staff with copies of any artwork it intends to use under a separate cover letter.

SUMMARY, PAGE 1

   5. REVISE THE FIRST PARAGRAPH TO CLARIFY THIS SUMMARY HIGHLIGHTS THE "MATERIAL" INFORMATION REGARDING THE OFFERING.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 5


            The Company has revised the prospectus to reflect the Staff's comment.

   6. THE SUMMARY IS INTENDED TO PROVIDE A BRIEF OVERVIEW OF THE KEY ASPECTS OF THE OFFERING. YOUR SUMMARY IS TOO LONG AND REPEATS MUCH OF THE INFORMATION FULLY DISCUSSED IN YOUR BUSINESS SECTION. PLEASE REVISE TO ELIMINATE THE COMPETITIVE STRENGTHS AND GROWTH STRATEGY SECTIONS SINCE THAT INFORMATION IS MORE APPROPRIATELY DISCUSSED IN THE COMPLETE BUSINESS SECTION. THE SUMMARY IS ONLY INTENDED TO PROVIDE A BRIEF SNAPSHOT OF THE OFFERING. SEE INSTRUCTION TO ITEM 503(A) OF REGULATION S-K.

            The Company has revised the prospectus to reflect the Staff's comment.

   7. PLEASE AVOID RELIANCE ON DEFINED TERMS LIKE THOSE IN THE SECOND INTRODUCTORY PARAGRAPH TO YOUR SUMMARY. THE MEANINGS OF THE TERMS YOU USE SHOULD BE CLEAR FROM CONTEXT. IF THEY ARE, YOU DO NOT NEED THE DEFINITIONS. IF THEY ARE NOT, YOU SHOULD REVISE TO USE TERMS THAT ARE CLEAR. PLEASE SEE UPDATED STAFF LEGAL BULLETIN NO. 7 (JUNE 7, 1999) SAMPLE COMMENT 5.

            The Company has revised the prospectus to reflect the Staff's comment.

RISK FACTORS, PAGE 10

   8. PLEASE REVISE YOUR RISK FACTORS TO ELIMINATE LANGUAGE LIKE "WE CANNOT PREDICT WITH CERTAINTY" OR "WE CANNOT ASSURE YOU." FOR EXAMPLE, WE NOTE THE RISK FACTOR ON PAGE 10, "WE MAY BE UNABLE TO OPEN ALL THE STORES CONTEMPLATED BY OUR GROWTH . . .," AND THE RISK FACTOR ON PAGE 12, "WE
      RELY ON A SINGLE DISTRIBUTION CENTER ...." THE REAL RISK IS THE
      CIRCUMSTANCES YOU DESCRIBE, NOT YOUR INABILITY TO GIVE ASSURANCES OR PREDICT WITH CERTAINTY.

            The Company has revised the prospectus to reflect the Staff's comment.

   9. IN ORDER FOR INVESTORS TO BETTER UNDERSTAND THE MAGNITUDE OF THE RISK INVOLVED, PLEASE QUANTIFY TO THE EXTENT PRACTICABLE THE COST ASSOCIATED WITH THE OPENING OF EACH NEW STORE ("WE INTEND TO OPEN NEW DSW STORES AT AN INCREASED RATE . . .," PAGE 10) AND YOUR RELIANCE ON FOREIGN SOURCES OF PRODUCTION ("WE RELY ON FOREIGN SOURCES OF PRODUCTION FOR OUR MERCHANDISE . . .," PAGE 14).

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 6


            The Company has revised the prospectus to reflect the Staff's comment.

  10. PLEASE REMOVE FROM YOUR RISK FACTORS LANGUAGE THAT MITIGATES THE RISK YOU DESCRIBE. FOR EXAMPLE, ON PAGE 12 IN YOUR DISCUSSION OF THE RISKS OF RELYING ON A SINGLE DISTRIBUTION CENTER, YOU INDICATE "[A]LTHOUGH [YOU] BELIEVE THAT [Y]OUR RECEIVING AND DISTRIBUTION PROCESS AND INFRASTRUCTURE WILL SUPPORT [Y]OUR ANTICIPATED GROWTH IN 2005," YOU MAY NEED TO INCREASE DISTRIBUTION CAPACITY. PLEASE REVIEW YOUR RISK FACTORS TO ELIMINATE MITIGATING LANGUAGE.

            The Company has revised the prospectus to reflect the Staff's comment.

WE FACE SIGNIFICANT SECURITY RISKS . . ., PAGE 15

  11. PLEASE REVISE THIS RISK FACTOR CAPTION TO REFER SPECIFICALLY TO THE MARCH 2005 THEFT OF CREDIT CARD AND OTHER PURCHASE INFORMATION.

            The Company has revised the prospectus to reflect the Staff's comment.

AFTER THIS OFFERING, RETAIL VENTURES AND SSC . . ., PAGE 16

  12. PLEASE REVISE THE RISK FACTOR CAPTION TO INDICATE THAT RETAIL VENTURES AND SSC MAY COMPETE DIRECTLY AGAINST YOU FOLLOWING THE INITIAL PUBLIC OFFERING.

            The Company has revised the prospectus to reflect the Staff's comment.

SOME OF OUR DIRECTORS AND OFFICERS MAY ALSO SERVE AS DIRECTORS OR OFFICERS . . .., PAGE 17

  13. PLEASE REVISE TO IDENTIFY ANY DSW OFFICER OR DIRECTOR WHO CURRENTLY SERVES AS AN OFFICER OR DIRECTOR OF RETAIL VENTURES.

            The Company has revised the prospectus to reflect the Staff's comment.

USE OF PROCEEDS, PAGE 23

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 7


  14. REVISE TO QUANTIFY THE APPROXIMATE AMOUNT OF PROCEEDS INTENDED TO BE USED FOR EACH PURPOSE ARTICULATED. SEE ITEM 504 OF REGULATION S-K. ALSO, DISCLOSE THE CURRENT RATE OF INTEREST RELATED TO THE NOTE.

            The Company has revised the prospectus to reflect the Staff's comment.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME, PAGES 28 AND 29

  15. SUPPLEMENTALLY TELL US IN GREATER DETAIL HOW YOU FACTUALLY SUPPORT THE ESTIMATE OF INCREMENTAL COSTS ASSOCIATED WITH THE OPERATION OF DSW AS A SEPARATE ENTITY. UNLESS YOUR ESTIMATE IS BASED ON FIRM CONTRACTUAL EMPLOYMENT AGREEMENTS, SHARED SERVICES AGREEMENT, ETC. FOR ALL COSTS INCLUDED IN YOUR ASSUMPTIONS WE BELIEVE THAT DISCLOSURE WOULD MORE APPROPRIATELY BE REFLECTED IN A NOTE TO THE PRO-FORMA FINANCIAL STATEMENTS AS FORWARD-LOOKING INFORMATION FOR THE READER RATHER THAN AS A PRO FORMA ADJUSTMENT. PLEASE ADVISE OR REVISE.

            The Company reviewed the incremental costs and confirmed that all items included are estimates based upon firm contractual employment agreements or the shared services agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 33

  16. PLEASE DISCUSS WHETHER YOU EXPECT REVENUES, OPERATING EXPENSES, ETC. TO INCREASE, DECREASE, OR REMAIN CONSTANT, AND EXPLAIN WHY. SIMILARLY, PLEASE IDENTIFY AND DISCUSS ANY INDUSTRY TRENDS OR UNCERTAINTIES THAT WILL IMPACT YOUR REVENUES, COSTS, ETC. FOR EXAMPLE, WE NOTE THAT NET SALES PER AVERAGE GROSS SQUARE FOOT HAVE DECLINED SINCE 2002. PLEASE DISCUSS THE REASONS FOR THE DECREASES AND WHETHER YOU EXPECT THESE DECREASES TO HAVE A NEGATIVE EFFECT ON REVENUES.

            The Company has revised the prospectus to reflect the Staff's comment. Under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations," we quantify the effect of new stores on net sales and operating expenses in the comparisons of the fiscal years presented. In addition, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Expansion Strategy," we explain why net sales per average gross square foot for DSW stores has declined since 2002.

  17. WHEN CITING MULTIPLE REASONS FOR AN INCREASE OR DECREASE IN YOUR RESULTS OF OPERATIONS, PLEASE QUANTIFY EACH TO THE EXTENT PRACTICABLE. FOR INSTANCE, WHEN EXPLAINING THE INCREASE IN NET SALES FOR THE THIRTY-NINE WEEKS ENDED

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 8


      OCTOBER 30, 2004, PLEASE SEPARATELY QUANTIFY THE AMOUNT OF THE INCREASE ASSOCIATED WITH THE INCREASED NUMBER OF STORES.

            The Company has revised the prospectus to reflect the Staff's comment.

SEPARATION AGREEMENTS, PAGE 35

  18. HERE OR IN YOUR FULL DISCUSSION OF THESE AGREEMENTS, CLARIFY WHICH OF THE SHARED SERVICES YOU EXPECT TO BE PROVIDED FOR A LONGER OR SHORTER PERIOD THAN THE INITIAL TERM OF THE SHARED SERVICES AGREEMENT.

            The Company has revised the prospectus to reflect the Staff's comment.

  19. YOU STATE THAT YOU INTEND TO ENTER INTO A NEW SECURED REVOLVING CREDIT FACILITY, AND YOUR DISCLOSURE DISCUSSES THE EXPECTED TERMS OF THE PROPOSED CREDIT FACILITY. PLEASE PROVIDE UPDATED AND DETAILED DISCLOSURE TO PROVIDE MORE CERTAINTY ABOUT THE CREDIT FACILITY ONCE MORE INFORMATION IS AVAILABLE, AND FILE THE CORRESPONDING DOCUMENTS ONCE THE TERMS HAVE BEEN FINALIZED. IN THAT DESCRIPTION, INCLUDE DISCLOSURE OF THE COVENANTS WITH WHICH YOU MUST COMPLY. INCLUDE PROMINENT RISK FACTOR DISCLOSURE REGARDING ANY REMAINING UNCERTAINTY. SIMILARLY, PLEASE CONTINUE TO UPDATE THE DISCLOSURE REGARDING YOUR BOARD COMPOSITION AND THE SEPARATION AGREEMENTS.

            The Company's negotiations with the banks in connection with the new secured revolving credit facility are proceeding on schedule. The Company has received a draft of the document that is consistent with the term sheet. The Company expects to enter into the agreement prior to or simultaneous with the offering. As a result, the Company has not included a risk factor regarding any remaining uncertainty related to the agreement. However, the Company has revised the prospectus to include disclosure of the material covenants with which it must comply.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 42

  20. PLEASE REVISE YOUR FILING TO DISCUSS, WITH SPECIFICITY, THE TOTAL AMOUNT OF STORE EXPANSION COSTS ANTICIPATED FOR 2005-2009 AND HOW THE COMPANY INTENDS TO FINANCE THE COSTS ASSOCIATED WITH THE PLANNED OPENING OF 150 STORES. BASED ON DISCLOSURES ELSEWHERE IN YOUR FILING, IT APPEARS THAT THE TOTAL COST OF YOUR PROPOSED EXPANSION WOULD BE $255 MILLION ON THE BASIS OF $1.7 MILLION FOR

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 9


      EACH STORE OPENING. OUR ESTIMATE DOES NOT CONTEMPLATE THE ADDITIONAL CAPITAL REQUIREMENTS LIKELY REQUIRED TO EXPAND DISTRIBUTION CAPACITY TO SERVICE THE ADDITIONAL STORES YOU PLAN TO OPEN. PLEASE REFER TO ITEM 303 OF REGULATION S-K FOR GUIDANCE.

            As disclosed in the prospectus, during fiscal 2004, the average investment required to open a new DSW store was approximately $1.7 million per store. Of this amount, in fiscal 2004, gross inventory typically accounted for approximately $880,000, fixtures and leasehold improvements typically accounted for approximately $600,000 (prior to tenant allowances) and pre-opening advertising and other pre-opening expenses typically accounted for approximately $250,000.

            The Company believes that the average investment required to open a DSW store during fiscal 2005 will be comparable to the typical amount in fiscal 2004. In the prospectus, the Company stated that it expected to open approximately 30 stores in fiscal 2005, and that for stores scheduled to open in fiscal 2005, as of January 29, 2005, it had signed leases for 23 new stores and two store relocations. Consequently, the Company has budgeted approximately $10.5 million and $26.4 million, respectively, for capital expenditures and inventory in connection with the new DSW store openings for fiscal 2005. In addition, the Company expects to receive approximately $9.0 million in tenant allowances in connection with these store openings. The Company expects to finance investment in new DSW store with cash flows from operating activities and by drawing from its new $150 million senior secured revolving credit facility when necessary.

            As disclosed under the heading "Risk Factors -- Risks Relating to Our Business -- We may be unable to open all the stores..." of the prospectus, the Company may not be able to open all the stores contemplated by its growth strategy on a timely basis. That risk factor identifies ten variables that could affect the Company's ability to achieve its target, including its inability to identify suitable markets and sites for new store locations and negotiate favorable lease terms. The Company's ability to meet these targets will also be affected by factors largely outside its control, including general U.S. economic conditions and the state of the commercial real estate market. In addition, while the Company continues to explore the use of third-party processors to maintain and improve its distribution center operations, the factors listed above will also affect whether the Company needs to increase distribution capacity in the future. However, in any event, the Company believes it will not need to increase distribution capacity before fiscal 2006. As a result of these uncertainties, the Company believes it would be inappropriate to disclose projected investment costs in fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 10


CONTRACTUAL OBLIGATIONS, PAGE 46

  21. WE NOTE IN FOOTNOTE 3 THAT STORE LEASE TERMS GENERALLY REQUIRE ADDITIONAL PAYMENTS TO THE LANDLORD COVERING REAL ESTATE TAXES, MAINTENANCE, AND INSURANCE. WE ALSO NOTE THAT YOU HAVE EXCLUDED THESE ITEMS FROM THE TABLE OF CONTRACTUAL OBLIGATIONS. PLEASE INCLUDE A NOTE TO THE TABLE TO SPECIFY THAT THE OPERATING LEASE OBLIGATIONS FIGURE DOES NOT INCLUDE THESE AMOUNTS, IF MATERIAL. PROVIDE A CONTEXT FOR THE READER TO UNDERSTAND THE IMPACT OF THESE CHARGES ON YOUR TOTAL OPERATING LEASE OBLIGATIONS. SEE
      ITEM 303(A)(5) OF REGULATION S-K.

            The Company has revised the prospectus to reflect the Staff's comment.

BUSINESS, PAGE 49

  22. PLEASE PROVIDE SUPPORT FOR YOUR STATEMENTS OF LEADERSHIP. FOR EXAMPLE, WE NOTE THE STATEMENT ON PAGE 49 THAT YOU ARE A "LEADING SPECIALTY BRAND FOOTWEAR RETAILER" AND ON PAGE 50 IN THE "THE BREADTH OF OUR PRODUCT OFFERINGS" SECTION THAT YOU "BELIEVE THAT [Y]OUR TYPICAL STORE OFFERS THE LARGEST SELECTION OF BRAND NAME AND DESIGNER MERCHANDISE."

            In industry statistics for branded shoe retailers collected by NPD Fashionworld for the twelve months ended January 2005, DSW had the second-highest revenue with respect to men's dress casual footwear, the third-highest revenue with respect to women's dress shoes, and second-highest revenue with respect to women's dress casual shoes. Attached as Annex A are copies of the NPD Fashionworld reports citing these statistics.

            According to research conducted by the Company, the Company offers more brands and styles than Nordstrom, Bloomingdale's and Macy's, three of the Company's major competitors. This conclusion is based on brand and style count surveys conducted by employees of the Company in these competitors' stores.

INDUSTRY OVERVIEW AND COMPETITION, PAGE 57

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 11


  23. PLEASE PROVIDE BRIEF BACKGROUND INFORMATION REGARDING NPD FASHIONWORLD. ALSO, PROVIDE SUPPORT FOR THE INDUSTRY STATISTICS CITED IN THIS SECTION. TELL US WHETHER THE INFORMATION YOU CITE FROM THESE REPORTS IS PUBLICLY AVAILABLE? IF NOT, YOU SHOULD OBTAIN APPROPRIATE CONSENT TO CITE THESE REPORTS IN YOUR FILING.

            We have revised the prospectus to include background information about NPD Fashionworld. Below is the text of a background statement we received from them.

            "NPD Fashionworld(R), a division of The NPD Group, provides sales and marketing information for manufacturers, retailers and related services in the apparel and footwear industries. NPD Fashionworld provides the most accurate market intelligence available, including what is selling, where, to whom and why. Information is delivered online in a secure, Web-based environment via interactive delivery tools that make information accessible and actionable to a wide range of users - - from executives to sales and marketing to research. Today more than 100 market-leading companies in the industry rely on NPD Fashionworld for knowledge they need to drive better, fact-based decision making."

            NPD Fashionworld reports regarding the footwear industry are not available to the general public. They are sold only to retailers who provide POS sales data to NPD Fashionworld on a periodic basis. The Company believes that all its significant competitors are included in their statistics and reports.

            The Company has been in contact with representatives of NPD Fashionworld. These representatives are aware that we are using industry statistics from their reports in the Company's prospectus.

INTELLECTUAL PROPERTY, PAGE 58

  24. PLEASE LIST THE DURATION OF YOUR MATERIAL TRADEMARKS AND SERVICE MARKS.

            The Company has revised the prospectus to reflect the Staff's comment.

LEGAL PROCEEDINGS, PAGE 59

  25. PLEASE INCLUDE ALL OF THE INFORMATION REQUIRED BY ITEM 103 OF REGULATION S-K WHEN DESCRIBING MATERIAL LEGAL PROCEEDINGS. FOR EXAMPLE, WITH RESPECT TO THE CLASS ACTION, YOU SHOULD IDENTIFY THE NAME OF THE COURT IN WHICH THE PROCEEDINGS ARE PENDING, THE DATE INSTITUTED AND THE PARTIES TO THE LITIGATION.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 12


            The Company has revised the prospectus to reflect the Staff's comment.

SUMMARY COMPENSATION TABLE, PAGE 65

  26. PLEASE TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO INCLUDE ONE YEAR OF COMPENSATION DISCLOSURE FOR DSW'S EXECUTIVE OFFICERS UNDER ITEM 402 OF REGULATION S-K. PLEASE ADDRESS EACH OF THE ITEMS CONSIDERED IN ITEM 402 INTERPRETATION 3S IN THE FIRST SUPPLEMENT TO THE MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS (MARCH 1999).

            We believe that it is appropriate under Item 402 to include compensation disclosure with respect to only the most recently completed fiscal year for DSW's named executive officers because the Company has not been a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act at any time during the previous fiscal years. Moreover, it is our view that Item 402 interpretation 3S does not require additional disclosure because no named executive officer of the Company will: (1) be the same both before and after the IPO, (2) have provided the same type of services to the Company both before and after the IPO, and (3) have provided any services to the parent both before and after the IPO. Although Mr. Schottenstein, Ms. Ferree, Mr. Horvath, Mr. Probst and Ms. Davis will serve as executive officers of DSW both before and after the IPO, Messrs. Schottenstein, Horvath and Probst began employment with the Company in 2005. While Ms. Ferree has worked for the Company since November 1997, she began service in her present position in November 2004. Ms. Davis will hold the same position and provide the same type of services to the Company both before and after the IPO, but she has also provided the same services to Retail Ventures and will continue to do so after the IPO.

EMPLOYMENT AGREEMENTS, PAGE 72

  27. PLEASE DISCUSS THE FULL TERMS OF THE EMPLOYMENT AGREEMENTS WITH YOUR OFFICERS. WE NOTE, FOR EXAMPLE, THAT THE EMPLOYMENT WITH MS. FERREE DOES NOT SPECIFY THE MINIMUM ANNUAL INCREASES TO HER BASE SALARY. PLEASE SPECIFY THE "CERTAIN PERSONAL BENEFITS" THAT MS. FERREE WILL RECEIVE.

            The prospectus has been updated to include the revised descriptions of the employment agreements with the Company's named executive officers.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 13


CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 76

  28. PLEASE DISCUSS THE DOLLAR AMOUNT OF THE VARIOUS RELATED-PARTY TRANSACTIONS YOU HAVE DISCLOSED. FOR INSTANCE, WE NOTE THE AGREEMENT WITH FILENE'S BASEMENT FOR ATRIUM SPACE AND UNION STATION STORE GUARANTY DISCUSSED ON PAGE 83.

            The prospectus has been revised to reflect the Staff's comment.

TAX SEPARATION AGREEMENT, PAGE 78

  29. PLEASE DISCLOSE THE CIRCUMSTANCES UNDER WHICH YOU WILL HAVE TO RIGHT TO REVIEW AND COMMENT ON PRO FORMA TAX RETURNS.

            Pursuant to the Tax Separation Agreement, the Company's right to review tax returns with respect to the Consolidated Group or any Combined Group that are due within 45 days after the offering is subject to certain limitations; however, the Company's right to review such tax returns that are due 45 days or more after the offering is not subject to such limitations. Based on the anticipated timing of the offering, the Company does not believe that such limitations will be implicated and has revised the disclosure accordingly.

  30. WE NOTE THAT DSW WILL BE RESPONSIBLE FOR 50% OF THE COSTS ASSOCIATED WITH MAINTAINING THE RETAIL VENTURES TAX DEPARTMENT. PLEASE DISCLOSE THE AMOUNT OF RETAIL VENTURES' BUSINESS THAT DSW REPRESENTS RELATIVE TO THE AMOUNT OF TAX COSTS FOR WHICH IT WILL BE RESPONSIBLE.

            The cost associated with maintaining the Retail Ventures tax department was approximately $1 million for the year ended January 29, 2005. In recent years, the taxable income of the Company has greatly exceeded that of Retail Ventures. Although the tax compliance requirements associated with Retail Ventures involve more complexity than those associated with DSW, such complexity is more than offset by the greater volume of tax returns required to be filed by the Company. In addition, we note that either party has the right to terminate the rights and obligations with respect to the provision of the tax services upon 180 days' notice.

PRINCIPAL SHAREHOLDERS, PAGE 87

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 14


  31. PLEASE IDENTIFY THE BENEFICIAL OWNERS THAT HAVE THE ULTIMATE VOTING OR INVESTMENT CONTROL OVER THE SHARES OF SCHOTTENSTEIN STORES CORPORATION, CERBERUS PARTNERS L.P. AND BACK BAY CAPITAL FUNDING LLC LISTED IN THE BENEFICIAL OWNERSHIP TABLE.

            The Company has revised the prospectus to reflect the Staff's comment.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS, PAGE 98

  32. PLEASE REVISE THE HEADING "CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS" AND THE FIRST PARAGRAPH ON PAGE 98 TO INDICATE THAT YOU HAVE DESCRIBED THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

            The Company has revised the prospectus to reflect the Staff's comment.

  33. WE NOTE THAT YOU INTEND TO FILE AN OPINION OF COUNSEL REGARDING "CERTAIN TAX MATTERS." PLEASE IDENTIFY COUNSEL IN THIS DISCLOSURE AND PROVIDE THIS OPINION AT YOUR EARLIEST CONVENIENCE.

            The Company has revised the prospectus under the heading "Legal Matters" to reflect the Staff's comment. The Company will provide the Staff with a hard copy of the opinion under a separate cover letter.

UNDERWRITING, PAGE 100

  34. PLEASE TELL US ABOUT THE UNDERWRITERS' ELECTRONIC DISTRIBUTION PROCEDURES AND DISCUSS HOW THE UNDERWRITERS ENSURE THAT THE DISTRIBUTION COMPLIES WITH SECTION 5 OF THE SECURITIES ACT. IN PARTICULAR, ADDRESS:

      -  THE COMMUNICATION USED;

      -  THE AVAILABILITY OF THE PRELIMINARY PROSPECTUS;

      - THE MANNER OF CONDUCTING THE DISTRIBUTION AND SALE, SUCH AS THE USE OF INDICATIONS OF INTEREST OR CONDITIONAL OFFERS; AND

      -  THE FUNDING OF AN ACCOUNT AND PAYMENT OF THE PURCHASE PRICE.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 15


      FINALLY, TELL US WHETHER YOU OR THE UNDERWRITERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAS APPEARED ON THEIR WEBSITE OR ON THE UNDERWRITERS' WEBSITE, INCLUDING SCREEN SHOTS. ALSO, PLEASE PROVIDE US WITH ANY EMAIL MESSAGES THAT THE UNDERWRITERS INTEND TO USE. AGAIN, IF YOU SUBSEQUENTLY ENTER INTO ANY SUCH ARRANGEMENTS, PROMPTLY SUPPLEMENT YOUR RESPONSE. WE MAY HAVE FURTHER COMMENT.

         The underwriters have advised us that Lehman Brothers Inc. or its affiliates may engage in the electronic offer, sale or distribution of the Company's Class A Common Shares and that, in each case, those activities will be conducted in accordance with procedures previously cleared by the Staff. We have also been advised that none of the other underwriters intends to engage in an electronic offer, sale or distribution of the shares; however, one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the Company's Class A Common Shares and may make a prospectus available in electronic form on the websites that they maintain. At the time the representatives of the underwriters send out invitations to participate in the offering to additional potential syndicate members, the underwriters that will be invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of the Company's Class A Common Shares, or that if they do engage in those activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have previously been cleared by the Staff.

         The underwriters have informed the Company that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet. However, the underwriters may conduct an "Internet road show" for the purpose of providing access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. If an Internet road show is used by the underwriters, a preliminary prospectus would be accessible via the Internet in accordance with the road show vendor's customary procedures. Lehman Brothers has advised the Company that Lehman Brothers typically outsources electronic road shows to either Bloomberg Road Show or Net Road Show and each electronic road show is subject to the applicable no-action letter criteria, including password protection and prospectus accessibility. It is currently contemplated that if the underwriters were to use an Internet road show, the Internet road show would be provided by either of these two vendors.

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 16


         Currently, the underwriters have not posted any prospectus related to the offering of the Company's Class A Common Shares on their websites. If, and when, an underwriter or selling group member, if any, decides to post such a prospectus, the underwriters will supplementally identify the Internet address of each website maintained by an underwriter or selling group member where the prospectus is available.

  35. PLEASE EXPLAIN WHETHER YOU PLAN TO HAVE A DIRECTED SHARE PROGRAM FOR EMPLOYEES AND OTHERS. IF SO, PLEASE SUPPLEMENTALLY TELL US THE MECHANICS OF HOW AND WHEN THESE SHARES WILL BE OFFERED AND SOLD TO PERSONS IN THE DIRECTED SHARE PROGRAM. FOR EXAMPLE, PLEASE EXPLAIN FOR US HOW YOU WILL DETERMINE THE PROSPECTIVE RECIPIENTS OF RESERVED SHARES. TELL US WHEN AND HOW THEY WILL INDICATE THEIR INTEREST IN PURCHASING SHARES. ALSO, PLEASE TELL US HOW AND WHEN THE ISSUER AND UNDERWRITERS WILL CONTACT THE DIRECT SHARE INVESTORS, INCLUDING THE TYPES OF COMMUNICATIONS USED. WILL ANY ELECTRONIC COMMUNICATIONS OR PROCEDURES BE USED BY THE UNDERWRITER OR COMPANY, SUCH AS E-MAIL? WHEN WILL THE SHARES AND MONEY BE EXCHANGED? WHEN DO PURCHASERS BECOME COMMITTED TO PURCHASE THEIR SHARES? HOW AND WHEN WILL THE NUMBER OF SHARES OFFERED BE DETERMINED? WILL THE PROCEDURES FOR THE DIRECTED SHARE PROGRAM DIFFER FROM THE PROCEDURES FOR THE GENERAL OFFERING TO THE PUBLIC?

         As discussed in the revised prospectus, the Company will have a directed share program for officers, directors, employees and other persons associated with the Company, Retail Ventures and Schottenstein Stores Corporation. Lehman Brothers Inc. has advised the Company that the procedures for the directed share program are as follows: Names of prospective participants in the directed share program are submitted by the Company to Lehman Brothers Inc. No directed share program materials are sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers Inc. will send an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed share account opening information and a Lehman Brothers Inc. client agreement to the prospective participants. The written materials to be distributed by Lehman Brothers Inc. in connection with the directed share program reflect all SEC comments received to date by Lehman Brothers Inc. in any previous offerings. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, comply with the requirements of Rule 134.

         Prospective recipients of reserved shares are determined after reviewing the account information and other responses contained in such documentation. Shares and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter: that letter specifically states that "your indication of interest in buying shares does not constitute an agreement on your part to buy any share..." Purchasers become committed after the offering is priced

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 17


      and a Lehman Brothers Inc. representative offers the shares at the specific price and the purchaser confirms his interest and accepts the offer.

         The exact number of reserved shares available to prospective purchasers is generally determined prior to the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing. The procedures for the directed share program are different from the procedures for the general public only to the extent that separate client questionnaires and account opening information needs to be sent to and returned by prospective purchasers in advance of pricing. Payment and settlement procedures are the same.

         As of the date of this letter, the Company has not distributed to potential participants any materials with respect to the directed share program. The Company will provide the Staff with copies of these materials at such time as they are distributed.

LOCK-UP AGREEMENTS, PAGE 101

  36. PLEASE TELL US WHAT FACTORS LEHMAN BROTHERS INC. WOULD TAKE INTO CONSIDERATION IN DECIDING WHETHER TO CONSENT TO A DISPOSITION OF SECURITIES PRIOR TO THE EXPIRATION OF THE LOCK-UP. WHAT IS LEHMAN'S PAST EXPERIENCE IN THIS REGARD? ALSO, BRIEFLY DESCRIBE THE "EXCEPTIONS" YOU MENTION THAT YOU AND THE OTHER ENTITIES LISTED AGREED UPON RELATING TO THE TRANSFER OF DISPOSITION OF THE COMMON SHARES AND RELATED SECURITIES.

         Lehman Brothers Inc. has advised the Company that it does not have any pre-established conditions to waiving the terms of lock-up agreements and that it grants waivers after evaluating the unique facts and circumstances of each person's request for such a waiver. Lehman Brothers Inc. has advised the Company, based on its past experience in this regard, that if it were to consider granting a waiver to a lock-up agreement, then some of the factors it would consider in deciding whether to grant such a waiver include the reason for the request, the number of shares that the locked-up party is requesting be released, whether the stock will be released for public sale or will be transferred to another person or entity that will remain subject to the terms of the lock-up agreement, the current stock price of the Company and the trading history of the stock, then prevailing economic and equity market conditions, and applicable rules and regulations (particularly those relating to the publication of equity research). As of the date of this letter, the form of lock-up agreement reflects no exceptions to

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 18


      its application; therefore, we have revised the disclosure in the prospectus accordingly.

LEGAL MATTERS, PAGE 104

  37. SPECIFY THE "CERTAIN LEGAL MATTERS" THAT WILL BE PASSED UPON BY THE ENTITIES MENTIONED UNDER THIS SECTION.

            The Company has revised the prospectus to reflect the Staff's comment.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 104

  38. WE NOTE YOUR STATEMENT THAT DISCLOSURE IN THIS DOCUMENT IS "NOT NECESSARILY COMPLETE." PLEASE BE SURE THAT YOU DISCUSS IN THE BODY OF THE PROSPECTUS THE MATERIAL PROVISIONS OF THE MATERIAL CONTRACTS OR DOCUMENTS FILED AND REVISE TO CLARIFY THAT SUCH DESCRIPTIONS ARE MATERIALLY COMPLETE.

            The Company has revised the prospectus to reflect the Staff's comment.

FINANCIAL STATEMENTS

GENERAL

  39. PLEASE UPDATE YOUR FINANCIAL STATEMENTS IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 3-12 OF REGULATION S-X.

            The Company has revised the prospectus to reflect the Staff's comment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

  40. PLEASE OBTAIN AND FILE A SIGNED COPY OF THE AUDIT REPORT, WITH THE CITY AND STATE FROM WHICH THE REPORT WAS ISSUED.

            The Company has obtained a signed copy of the audit report with the city and state from which the report was issued, and will provide a copy to the Staff.

  41. IT APPEARS THAT THE SCOPE PARAGRAPH TO THE AUDIT REPORT HAS BEEN REVISED TO INCLUDE THE SUGGESTED LANGUAGE FROM AU SECTION 9508.17. TO FURTHER CLARIFY THIS MATTER, PLEASE REVISE TO ALSO INCLUDE THE FOLLOWING SENTENCE FROM AU

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 19


      9508.18 "THE COMPANY IS NOT REQUIRED TO HAVE, NOR WERE WE ENGAGED TO PERFORM, AN AUDIT OF ITS INTERNAL CONTROL OVER FINANCIAL REPORTING." THIS SENTENCE SHOULD PRECEDE THE SUGGESTED LANGUAGE FROM AU SECTION 9508.17.

            The Company has revised the prospectus to reflect the Staff's comment.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-4

  42. PLEASE REVISE YOUR STATEMENTS OF INCOME, HERE AND THROUGHOUT YOUR FILING, TO CLARIFY THAT COSTS OF SALES EXCLUDE DEPRECIATION AND AMORTIZATION. PLEASE REFER TO SAB TOPIC 11:B.

            The Company has revised the prospectus to reflect that depreciation relating to warehouse expense is included in the cost of sales.

GENERAL

  43. WE NOTE THAT YOU HAVE DISCLOSED ONE REPORTABLE SEGMENT IN YOUR FINANCIAL STATEMENTS. WE ASSUME THAT YOUR DSW STORE OPERATIONS AND LEASED STORE OPERATIONS BOTH MEET THE DEFINITION OF AN OPERATING SEGMENT AS DEFINED BY PARAGRAPH 10 OF SFAS 131, BUT THAT FOR REPORTING PURPOSES YOU HAVE AGGREGATED THEM INTO ONE REPORTABLE SEGMENT. BASED ON YOUR DISCLOSURE IN MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE BUSINESS SECTION, THE MANNER IN WHICH YOU EARN REVENUES DISPLAYS DISSIMILARITY AMONG THE TWO BUSINESSES. BASED ON THE NATURE OF THE TWO OPERATIONS WE ASSUME THAT THEY MAY ALSO GENERATE DISSIMILAR GROSS MARGINS. ALTHOUGH IN BOTH CASES YOU ARE SELLING SHOES IN A LEASED STORE, IT APPEARS THAT YOU ARE PROVIDING A SERVICE IN THE LEASED STORE OPERATIONS FOR WHICH YOU RECEIVE A PERCENTAGE OF SALES, WHEREAS IN THE DSW RETAIL STORES YOU ASSUME ALL THE RISKS AND REWARDS OF STORE OPERATIONS. WE UNDERSTAND THAT THE LEASED STORE OPERATIONS MAY NOT MEET THE QUANTITATIVE THRESHOLDS IN PARAGRAPH 18 OF SFAS 131. PLEASE NOTE THAT FOR PURPOSES OF APPLYING PARAGRAPH 19 OF SFAS 131 YOU MAY ONLY COMBINE OPERATING SEGMENTS THAT DO NOT MEET THE QUANTITATIVE THRESHOLDS WITH OTHER OPERATING SEGMENTS THAT DO NOT MEET THE QUANTITATIVE THRESHOLDS TO PRODUCE A REPORTABLE SEGMENT IF THE OPERATING SEGMENTS SHARE A MAJORITY OF THE AGGREGATION CRITERIA IN PARAGRAPH 17. OPERATING SEGMENTS THAT ARE NOT REPORTABLE SEGMENTS MAY BE COMBINED AND DISCLOSED IN AN "ALL OTHER" CATEGORY. PLEASE HELP US BETTER UNDERSTAND YOUR DETERMINATION TO REPORT IN ONE REPORTABLE SEGMENT OR REVISE YOUR FILING ACCORDINGLY.

            The Company has concluded that DSW store operations and leased shoe department operations are one segment as defined by paragraph 10 of SFAS No. 131, and the Company has aggregated them into one reportable segment. The Chief Operating

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 20


      Decision Maker ("CODM"), the President of DSW Inc., is provided and uses financial information that includes both DSW store operations and leased shoe department operations on a consolidated basis only. There is no separation of the financial results of DSW stores and leased shoe departments in the information provided to the CODM. The financial information packet, which is prepared monthly, includes the consolidated balance sheet and income statement, along with general business information. The Company provides financial information to the CODM in this form because DSW stores and leased shoe departments earn revenues in the same manner. Revenue is earned when a store, be it a DSW store or a leased shoe department, sells the product to the customer. The title and risk of loss related to inventory, leased or owned, rests with the Company in both cases.

            While the Company can analyze discrete financial information at a more detailed level, two factors support our conclusion. First, the Company's business managers are responsible for the operations of both DSW stores and leased shoe departments within their geographic area. Above the store level, the Company does not hire separate managers to operate the leased shoe departments. Second, the Company does not provide any services to its leased store department operations other than limited supervisory service. Accordingly, under SFAS No. 131 paragraph 14, there is strong support that the Company has properly concluded that it has one operating segment. The presentation of financial information in the Prospectus reflects this conclusion.

            Even though the Company has concluded its business is comprised of one segment, after the IPO, the Company will continue to disclose separate information regarding the leased shoe departments because the arrangements are governed by material contracts. This disclosure will explain the nature of the leased shoe departments and the fact that they are operated in the same manner as the owned DSW stores. In the prospectus, disclosure regarding leased shoe departments appears, among other places, under the headings "Prospectus Summary -- Our Business -- Leased Shoe Department Businesses," "Business -- Leased Shoe Department Businesses," "Notes to the Consolidated Financial Statements -- Sales and Revenue Recognition" and Notes to the Consolidated Financial Statements -- Segment Reporting."

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 21


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

SALES AND REVENUE RECOGNITION, PAGE F-10

  44. PLEASE REVISE THE FOOTNOTE TO CLARIFY THE DIFFERENCE BETWEEN REVENUE RECOGNITION FROM DSW RETAIL OPERATIONS AND LEASED STORE OPERATIONS. IN ADDITION, DISCUSS, FOR EACH AGREEMENT, HOW AND WHEN SALES DATA FROM LEASED STORES ARE PROVIDED TO DSW INC. MANAGEMENT IN ORDER TO CALCULATE THE AMOUNT OF REVENUE EARNED FOR ANY GIVEN PERIOD.

            The Company has revised the prospectus to clarify that there are no differences in revenue recognition between DSW store operations and leased shoe department operations. In addition, the Company notes that it receives daily electronic reports of net sales with respect to leased shoe departments.

PART II

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  45. RATHER THAN SIMPLY CITING TO STATUTES, CHARTER PROVISIONS OR BY-LAWS OR COPYING SPECIFIC PROVISIONS AND INCLUDING THOSE PROVISIONS IN THIS DOCUMENT, YOU SHOULD REVISE YOUR DISCLOSURE TO DESCRIBE THE GENERAL EFFECT OF THE STATUTES, BY-LAWS, CONTRACT OR OTHER ARRANGEMENTS LISTED IN THIS SECTION. FOR EXAMPLE, WE NOTE THAT YOU INCLUDE THE FULL TEXT OF SPECIFIC STATUTES BUT THAT THE STATUTES DO NOT EXPLAIN OTHER SECTIONS TO WHICH THEY REFER, INCLUDING SECTION 1701.95.

            The Company has revised the Registration Statement to reflect the Staff's comment.

EXHIBITS

  46. PLEASE FILE ALL REQUIRED EXHIBITS WITH ENOUGH TIME FOR US TO REVIEW THEM BEFORE REQUESTING EFFECTIVENESS. WE NOTE YOUR PLAN TO ENTER INTO VARIOUS AGREEMENTS RELATED TO THE SEPARATION FROM RETAIL VENTURES AND THAT YOU INTEND TO ENTER INTO A NEW CREDIT FACILITY BEFORE CONSUMMATION OF THIS OFFERING.

            The Company acknowledges the Staff's comment and will allow the Staff sufficient time to review all required exhibits before requesting effectiveness.

                                     ****

Mr. H. Christopher Owings
Division of Corporate Finance
May 9, 2005
Page 22


      On behalf of the Company, we hereby confirm that, in the event that the Company requests acceleration of the effective date of the pending registration statement, the Company will furnish a letter, at the time of such request, acknowledging the items listed in your letter dated April 11, 2005 to Julia A. Davis, General Counsel to the Company.

      Thank you for your consideration. If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me at (212) 735-2588.

                                    Sincerely,

                                    /S/ Robert M. Chilstrom
                                    -----------------------
                                    Robert M. Chilstrom

cc:   George Ohsiek
      Accounting Branch Chief
      Securities and Exchange Commission

      Ellie Quarles
      Special Counsel
      Securities and Exchange Commission

      Howard M. Baik
      Staff Attorney
      Securities and Exchange Commission

      Ta Tanisha Henderson
      Staff Attorney
      Securities and Exchange Commission

      Julia A. Davis
      Executive Vice President, General Counsel and Secretary
      DSW Inc.

      Steven J. Slutzky
      Corporate Partner
      Debevoise & Plimpton LLP

                                                                         Annex A

REYR04 = Total REYR04
Measures = DOLLARS Volume
contfwr - table - 4/11/2005 5:09:35 PM        Total Footwear
TOTAL STORES                                     39021300          100.00%
APPAREL SPECIALTY                                 1466382            3.76%
  Old Navy                                         170624            0.44%
  American Eagle Outfitters                        167636            0.43%
  Fashion Bug                                       54680            0.14%
  Gap                                               57383            0.15%
  Pacific Sunwear                                   89486            0.23%
  Lane Bryant                                       32762            0.08%
  Hot Topic                                         47421            0.12%
  Eddie Bauer                                       34513            0.09%
  J. Crew                                           20607            0.05%
  The Buckle                                        43642            0.11%
  Banana Republic                                   28339            0.07%
  The Avenue                                        35984            0.09%
  Abercrombie & Fitch                               44767            0.11%
  Cato                                               9864            0.03%
  Deb Shops                                          3392            0.01%
  Gadzooks                                          10260            0.03%
  Talbots                                           23168            0.06%
  Other Apparel Specialty                          591855            1.52%
TRAD ATHLETIC FOOTWEAR SPECIALTY                  3800557            9.74%
  Foot Locker                                     1347310            3.45%
  Lady Footlocker                                  301387            0.77%
  Finish Line                                      893959            2.29%
  Just For Feet                                    145361            0.37%
  Kids Footlocker                                  407155            1.04%
  The Athlete's Foot                               359456            0.92%
  Footaction                                       330988            0.85%
  Other Athletic Ftwr. Specialty                    14937            0.04%
INDEP. ATHLETIC FTWR. SPECIALTY                    175578            0.45%
CATALOG/DIRECT MAIL                               1279465            3.28%
  Eastbay                                          204287            0.52%
  Lands' End                                       127838            0.33%
  L.L. Bean                                         87745            0.22%
  Avon                                              22653            0.06%
  Newport News                                      39205            0.10%
  Chadwick's                                        52444            0.13%
  Haband's                                          57409            0.15%
  Road Runner Sports                                74405            0.19%
  Sierra Trading Post                               40409            0.10%
  Mason's                                           63412            0.16%
  Victoria's Secret                                 42091            0.11%
  Sportsman's Guide                                 31994            0.08%
  Blair                                             34741            0.09%
  Cabela's                                          70895            0.18%
  Other Catalog/Direct Mail                        329932            0.85%
TRADITIONAL DEPARTMENT STORES                     4499119           11.53%
  Dillard's                                        723685            1.85%
  Macy's                                           576634            1.48%

  Nordstrom                                       1014728            2.60%
  Filene's/Kaufmann's                              197065            0.51%
  Carson & Co/Herbergers/Younker                   148215            0.38%
  Richs/Lazurus/Goldsmiths                         150635            0.39%
  Belk                                             140808            0.36%
  Robinson-May                                     143821            0.37%
  Marshall Field's                                 172723            0.44%
  Foley's                                          132919            0.34%
  Hecht's                                          155792            0.40%
  Lord & Taylor                                    107447            0.28%
  Famous Barr/Ls Ayers/The Jones                    63467            0.16%
  Burdines                                          77920            0.20%
  Boscov's                                          54538            0.14%
  Proffitt's/McRae's                                42391            0.11%
  Parisian's                                        68475            0.18%
  The Bon Marche                                    37652            0.10%
  Elder-Beerman                                     34377            0.09%
  Neiman Marcus                                    104044            0.27%
  Bloomingdale's                                    76753            0.20%
  Saks 5th Avenue                                  116112            0.30%
  Bon Ton                                           38452            0.10%
  Gottschalks                                       29206            0.07%
  The Boston Store                                  43470            0.11%
  Von Maur                                          32348            0.08%
  Other Trad. Department Stores                     15441            0.04%
INDEPENDENT DEPARTMENT STORES                      389157            1.00%
  Beall's                                           94906            0.24%
  Goody's                                           91593            0.23%
  Steinmart                                         61884            0.16%
  Stage                                             25767            0.07%
  Other Indep. Department Stores                   115007            0.29%
DISCOUNT STORES/MASS MERCHANTS                    6599820           16.91%
  Wal-Mart                                        2727236            6.99%
  Payless                                         2044383            5.24%
  Kmart                                            664255            1.70%
  Target                                           787496            2.02%
  Meijer                                            98800            0.25%
  Shopko                                            33270            0.09%
  Dollar General                                    26904            0.07%
  Fred  Meyer                                       85682            0.22%
  Family Dollar                                     15733            0.04%
  Parade Of Shoes                                   42149            0.11%
  Pamida                                             9547            0.02%
  Other Discount Stores/Mass Mer                    64368            0.16%
FACTORY OUTLET                                    1636531            4.19%
  Nike Outlet                                      272951            0.70%
  Reebok Outlet                                    301399            0.77%
  G. H. Bass                                       187269            0.48%
  New Balance Outlet                               148903            0.38%
  Adidas Outlet                                    147900            0.38%
  Nine West Outlet                                  79889            0.20%
  SAS                                              150290            0.39%

  Factory Brand Outlet                              41834            0.11%
  Hush Puppies                                      40416            0.10%
  Other Factory Outlet                             265680            0.68%
NATIONAL CHAIN                                    3269900            8.38%
  Kohl's                                           921653            2.36%
  J.C. Penney                                     1107027            2.84%
  Sears                                            807367            2.07%
  Mervyn's                                         361243            0.93%
  Bob's Stores                                      72310            0.19%
  Other National Chain                                300            0.00%
OFF PRICE                                         1823904            4.67%
  Marshalls                                        331863            0.85%
  Ross Department Store                            342022            0.88%
  T.J. Maxx                                        220084            0.56%
  Value City                                       159771            0.41%
  Burlington Coat Factory                          147425            0.38%
  Nordstrom Rack                                   202442            0.52%
  Gabriel Brothers Inc.                             34152            0.09%
  Marty's                                           61408            0.16%
  Other Off Price                                  324738            0.83%
ONLINE/INTERNET PUREPLAY                           667329            1.71%
  Ebay                                             252420            0.65%
  Zappos.com                                       189074            0.48%
  Other Online/Internet Pureplay                   225834            0.58%
SHOE CHAIN                                        3147775            8.07%
  Famous Footwear                                 1039335            2.66%
  Shoe Carnival                                    552489            1.42%
--------------------------------------------------------------------------
  DSW                                              741363            1.90%
--------------------------------------------------------------------------
  Rack Room                                        299700            0.77%
  Shoe Department                                  252758            0.65%
  Shoe Show                                        195084            0.50%
  Shoe Pavilion                                     67047            0.17%
  Other Shoe Chain                                      0            0.00%
VERTICAL SHOE STORES                              2148541            5.51%
  Skechers                                         296912            0.76%
  Nine West                                        155893            0.40%
  Timberland                                       212326            0.54%
  Birkenstock                                      231805            0.59%
  Vans                                              99508            0.26%
  Easy Spirit                                      119618            0.31%
  Naturalizer                                      156155            0.40%
  Rockport                                         127600            0.33%
  Steve Madden                                      72338            0.19%
  Nike Town                                        112376            0.29%
  Red Wing                                          99919            0.26%
  Aerosoles                                         63560            0.16%
  Aldo                                              81628            0.21%
  Dexter                                            12984            0.03%
  Kenneth Cole                                      29359            0.08%
  Other Vertical Shoe Stores                       276559            0.71%
MULTI BRAND SHOE STORES                           2100551            5.38%
  Stride Rite                                      165704            0.42%

  Journeys                                         196959            0.50%
  Rogan's                                           34349            0.09%
  Baker's                                          321138            0.82%
  Off Broadway                                      46992            0.12%
  Alco                                               8927            0.02%
  Other Multibrand Shoe Store                     1326484            3.40%
INDEP. MULTIBRAND SHOE STORES                       93627            0.24%
TRADITIONAL SPORTING GOODS                        2446213            6.27%
  Big 5                                            249038            0.64%
  The Sports Authority                             366774            0.94%
  Dick's Sporting Goods                            320657            0.82%
  Academy Sports                                   245379            0.63%
  Champs Sports                                    352748            0.90%
  Modell's                                         195906            0.50%
  Hibbett's                                        169765            0.44%
  Galyan's                                         123303            0.32%
  Gart Sports                                       54710            0.14%
  Dunham's Sports                                   44133            0.11%
  REI                                              109810            0.28%
  Oshman's                                          42661            0.11%
  Olympia                                           32929            0.08%
  Sports Chalet                                     31434            0.08%
  Copeland's Sports                                 29758            0.08%
  Other Trad. Sporting Goods                        77207            0.20%
INDEPENDENT SPORTING GOODS                         446018            1.14%
  Sportmart                                         96854            0.25%
  Scheels                                           29707            0.08%
  Other Indep. Sporting Goods                      319457            0.82%
WAREHOUSE CLUBS                                    173195            0.44%
  Costco                                            64241            0.16%
  Sam's Club                                        73354            0.19%
  Other Warehouse Club                              35599            0.09%
OTHER                                             2857793            7.32%

CHANNEL SHARE
                                               Annual 2003    Annual 2004
Total Channels                                         100            100
Apparel Specialty                                      4.2            3.8
Athletic Footwear Specialty                           11.2           10.2
Catalog/Direct Mail                                    3.6            3.3
Department Stores                                     12.4           12.5
Discount Stores/Mass Merchants                        16.9           16.9
Factory Outlet                                         4.3            4.2
National Chains                                          8            8.4
Off Price                                                4            4.7
Online/Internet Pureplay                               1.3            1.7
Pro Shop                                               0.5            0.6
Shoe Chain                                             7.6            8.1
Shoe Stores                                           13.3           11.1
Sporting Goods                                         7.4            7.4
Warehouse Clubs                                        0.5            0.4
Other                                                    5            6.7

SHARE BY WEARER SEGMENT
                                               Annual 2003    Annual 2004
Total                                                  100            100
Men's                                                 39.2           37.6
Women's                                               48.6             49
Total Kids                                            12.2           13.4

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                          % Total
Measures = DOLLARS Volume                                % Total  Active Casual/   Active Casual/            % Total
contfwr - table - 3/24/2005 2:22:31 PM  Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per  Casual   Casual
Total Stores                                  14664140   100.00%          2415043          100.00%  3457080  100.00%
Trad Athletic Footwear Specialty               2018610    13.77%           209999            8.70%    42232    1.22%
Traditional Sporting Goods                     1554435    10.60%           261477           10.83%   111337    3.22%
  Foot Locker                                   886205     6.04%           113781            4.71%    20191    0.58%
  Finish Line                                   538525     3.67%            23245            0.96%     3332    0.10%
National Chain                                 1191442     8.12%           200688            8.31%   238312    6.89%
Shoe Chain                                     1134929     7.74%           240518            9.96%   262634    7.60%
Factory Outlet                                  740541     5.05%           120791            5.00%   110620    3.20%
Discount Stores/Mass Merchants                 1805927    12.32%           309131           12.80%   676528   19.57%
Other                                          1304851     8.90%           217562            9.01%   385117   11.14%
  Champs Sports                                 277319     1.89%            15449            0.64%     6457    0.19%
  The Athlete's Foot                            226219     1.54%            24900            1.03%      786    0.02%
Catalog/Direct Mail                             528583     3.60%            68366            2.83%   181722    5.26%
  Footaction                                    224004     1.53%            21782            0.90%    10856    0.31%
  Famous Footwear                               425300     2.90%           101338            4.20%    83209    2.41%
  The Sports Authority                          209620     1.43%            29282            1.21%     2120    0.06%
  Kohl's                                        349497     2.38%            59215            2.45%    82718    2.39%
  Dick's Sporting Goods                         198939     1.36%            32338            1.34%     8035    0.23%
Independent Sporting Goods                      272541     1.86%            34112            1.41%    74231    2.15%
  J.C. Penney                                   379952     2.59%            67792            2.81%    70018    2.03%
  Eastbay                                       166485     1.14%            19063            0.79%    14158    0.41%
  Nike Outlet                                   150154     1.02%            22805            0.94%     5922    0.17%
Off Price                                       530484     3.62%            96126            3.98%   124954    3.61%
  Reebok Outlet                                 152252     1.04%            21477            0.89%    11005    0.32%
  Shoe Carnival                                 219494     1.50%            46405            1.92%    30968    0.90%
  Wal-Mart                                      903716     6.16%           157714            6.53%   379424   10.98%
  Payless                                       394168     2.69%            67781            2.81%   121409    3.51%
  Big 5                                         167114     1.14%            32300            1.34%    26661    0.77%
  Academy Sports                                137651     0.94%            17157            0.71%    13958    0.40%
  Hibbett's                                      96211     0.66%             6943            0.29%     1256    0.04%
  Other Indep. Sporting Goods                   194395     1.33%            22556            0.93%    62086    1.80%
  Modell's                                      129096     0.88%            20819            0.86%     7912    0.23%
  Sears                                         325363     2.22%            43095            1.78%    61729    1.79%
Vertical Shoe Stores                            871915     5.95%           163784            6.78%   293429    8.49%
Multi Brand Shoe Stores                         642706     4.38%           142803            5.91%   227776    6.59%
  Just For Feet                                  96484     0.66%            11327            0.47%     6153    0.18%
Online/Internet Pureplay                        261214     1.78%            36625            1.52%    89417    2.59%
Traditional Department Stores                  1020634     6.96%           127453            5.28%   372320   10.77%
  New Balance Outlet                             80194     0.55%             8146            0.34%     2670    0.08%
Indep. Athletic Ftwr. Specialty                  86734     0.59%             6458            0.27%    10081    0.29%
  Adidas Outlet                                  78162     0.53%            15544            0.64%      862    0.02%
  Other Multibrand Shoe Store                   506904     3.46%            87176            3.61%   190309    5.50%
  Kmart                                         241044     1.64%            39712            1.64%    79894    2.31%
  Nike Town                                      64808     0.44%             9678            0.40%        0    0.00%
  Road Runner Sports                             48555     0.33%             2995            0.12%        0    0.00%
  Sportmart                                      60751     0.41%             9613            0.40%     7757    0.22%
  Mervyn's                                       87160     0.59%            17518            0.73%    18390    0.53%
--------------------------------------------------------------------------------------------------------------------
  DSW                                           202997     1.38%            27725            1.15%    67692    1.96%
--------------------------------------------------------------------------------------------------------------------

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                                         % Total
Measures = DOLLARS Volume                       % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31 PM  Dress     Dress  Dress Casual  Dress Casual  Performance  Performance
Total Stores                            533456  100.00%       1484216       100.00%      5703266      100.00%
Trad Athletic Footwear Specialty          2702    0.51%         17179         1.16%      1729158       30.32%
Traditional Sporting Goods                3096    0.58%         14503         0.98%      1118706       19.62%
  Foot Locker                             1384    0.26%          8209         0.55%       725629       12.72%
  Finish Line                             1244    0.23%          4429         0.30%       506274        8.88%
National Chain                           37721    7.07%        137832         9.29%       432506        7.58%
Shoe Chain                               28042    5.26%        126808         8.54%       422752        7.41%
Factory Outlet                           16176    3.03%         76431         5.15%       402635        7.06%
Discount Stores/Mass Merchants           40302    7.55%        162736        10.96%       339706        5.96%
Other                                    44240    8.29%        117838         7.94%       323655        5.67%
  Champs Sports                           2042    0.38%          2910         0.20%       250462        4.39%
  The Athlete's Foot                         0    0.00%             0         0.00%       200533        3.52%
Catalog/Direct Mail                       7954    1.49%         41380         2.79%       196650        3.45%
  Footaction                                14    0.00%          2594         0.17%       188518        3.31%
  Famous Footwear                         4582    0.86%         35015         2.36%       176794        3.10%
  The Sports Authority                       0    0.00%           906         0.06%       176576        3.10%
  Kohl's                                  7696    1.44%         34634         2.33%       158170        2.77%
  Dick's Sporting Goods                    164    0.03%           421         0.03%       146811        2.57%
Independent Sporting Goods                 500    0.09%          8383         0.56%       136725        2.40%
  J.C. Penney                            16303    3.06%         65208         4.39%       132863        2.33%
  Eastbay                                    0    0.00%          2987         0.20%       129849        2.28%
  Nike Outlet                                0    0.00%           861         0.06%       120388        2.11%
Off Price                                64909   12.17%        105591         7.11%       120239        2.11%
  Reebok Outlet                            195    0.04%           423         0.03%       119152        2.09%
  Shoe Carnival                           2042    0.38%         14181         0.96%       118382        2.08%
  Wal-Mart                               13655    2.56%         66601         4.49%       113400        1.99%
  Payless                                16124    3.02%         45304         3.05%       103708        1.82%
  Big 5                                    328    0.06%          2688         0.18%       101932        1.79%
  Academy Sports                             0    0.00%          1051         0.07%        97724        1.71%
  Hibbett's                                  0    0.00%           675         0.05%        87337        1.53%
  Other Indep. Sporting Goods              363    0.07%          6546         0.44%        85923        1.51%
  Modell's                                   0    0.00%          1103         0.07%        85709        1.50%
  Sears                                  12624    2.37%         27777         1.87%        83376        1.46%
Vertical Shoe Stores                     55262   10.36%        189761        12.79%        83311        1.46%
Multi Brand Shoe Stores                  28361    5.32%         96161         6.48%        80041        1.40%
  Just For Feet                             44    0.01%          1711         0.12%        77157        1.35%
Online/Internet Pureplay                  8622    1.62%         35532         2.39%        77144        1.35%
Traditional Department Stores           173461   32.52%        257461        17.35%        74076        1.30%
  New Balance Outlet                        66    0.01%          2250         0.15%        67062        1.18%
Indep. Athletic Ftwr. Specialty            846    0.16%          2282         0.15%        65469        1.15%
  Adidas Outlet                              0    0.00%             0         0.00%        61757        1.08%
  Other Multibrand Shoe Store            25490    4.78%         79231         5.34%        59393        1.04%
  Kmart                                   4831    0.91%         23064         1.55%        57718        1.01%
  Nike Town                                  0    0.00%             0         0.00%        55130        0.97%
  Road Runner Sports                         0    0.00%             0         0.00%        45561        0.80%
  Sportmart                                  0    0.00%           157         0.01%        41781        0.73%
  Mervyn's                                1088    0.20%         10138         0.68%        39977        0.70%
-------------------------------------------------------------------------------------------------------------
  DSW                                    16078    3.01%         48124         3.24%        39469        0.69%
-------------------------------------------------------------------------------------------------------------

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                          % Total
Measures = DOLLARS Volume                                % Total  Active Casual/   Active Casual/            % Total
contfwr - table - 3/24/2005 2:22:31 PM  Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per  Casual   Casual
  Galyan's                                       76604     0.52%            20383            0.84%     9155    0.26%
  Ebay                                          106662     0.73%            13495            0.56%    35038    1.01%
  Rack Room                                     106786     0.73%            30606            1.27%    25624    0.74%
  Ross Department Store                          79064     0.54%            18784            0.78%     8586    0.25%
Apparel Specialty                               478159     3.26%           127277            5.27%   207162    5.99%
Independent Department Stores                   101341     0.69%            23678            0.98%    16626    0.48%
  Other Factory Outlet                          107814     0.74%            17649            0.73%    27622    0.80%
  Shoe Show                                      69146     0.47%            10413            0.43%    22845    0.66%
Warehouse Clubs                                  85687     0.58%            21652            0.90%    23227    0.67%
  Other Online/Internet Pureplay                 91491     0.62%            11376            0.47%    31552    0.91%
  Other Off Price                               141102     0.96%            21086            0.87%    24402    0.71%
  Other Apparel Specialty                       222881     1.52%            58303            2.41%    89041    2.58%
  Target                                        135015     0.92%            25859            1.07%    54926    1.59%
  Dunham's Sports                                32060     0.22%             5949            0.25%     2021    0.06%
  Other Trad. Sporting Goods                     47542     0.32%            13765            0.57%    10845    0.31%
  Marshalls                                      93724     0.64%            19078            0.79%    32869    0.95%
  Oshman's                                       27193     0.19%             4345            0.18%     3263    0.09%
  Shoe Department                                89927     0.61%            19134            0.79%    26636    0.77%
  Bob's Stores                                   49330     0.34%            13059            0.54%     5457    0.16%
  Copeland's Sports                              20730     0.14%             3394            0.14%      185    0.01%
  Meijer                                         47026     0.32%             4276            0.18%    13814    0.40%
  Gart Sports                                    26909     0.18%             7709            0.32%     2098    0.06%
  Kids Footlocker                                26882     0.18%            10172            0.42%      600    0.02%
  Sports Chalet                                  20904     0.14%             2733            0.11%     2110    0.06%
  Value City                                     48429     0.33%             7025            0.29%    11143    0.32%
  Skechers                                      139152     0.95%            28192            1.17%    79510    2.30%
  Beall's                                        22295     0.15%             4299            0.18%     1741    0.05%
  Dillard's                                     197154     1.34%            36913            1.53%    76834    2.22%
  Olympia                                        16856     0.11%             2712            0.11%      775    0.02%
  Nordstrom                                     221703     1.51%            17712            0.73%    75436    2.18%
  Zappos.com                                     63060     0.43%            11754            0.49%    22827    0.66%
  Costco                                         37987     0.26%            13174            0.55%    12855    0.37%
  Shopko                                         13653     0.09%             1090            0.05%     1285    0.04%
  Sam's Club                                     29761     0.20%             6238            0.26%     6335    0.18%
  Other Athletic Ftwr. Specialty                 11649     0.08%             1634            0.07%      313    0.01%
  Nordstrom Rack                                 61745     0.42%            11495            0.48%     8907    0.26%
  Scheels                                        17394     0.12%             1944            0.08%     4388    0.13%
  Journeys                                       91931     0.63%            45785            1.90%    22844    0.66%
  Rogan's                                        14511     0.10%             2519            0.10%     1933    0.06%
  REI                                            69686     0.48%            46199            1.91%    14487    0.42%
Indep. Multibrand Shoe Stores                    33393     0.23%             6546            0.27%     9354    0.27%
  Other Indep. Department Stores                 45720     0.31%            11731            0.49%     8952    0.26%
  Fred  Meyer                                    32860     0.22%             8714            0.36%     9704    0.28%
  Goody's                                        20536     0.14%             6640            0.27%     3277    0.09%
  Other Catalog/Direct Mail                      61471     0.42%            11507            0.48%    27779    0.80%
  Richs/Lazurus/Goldsmiths                       31961     0.22%             3751            0.16%    10044    0.29%
  Macy's                                        160731     1.10%            26726            1.11%    57518    1.66%
  Other Discount Stores/Mass Mer                 26622     0.18%             2910            0.12%     9859    0.29%

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                                         % Total
Measures = DOLLARS Volume                       % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31 PM  Dress     Dress  Dress Casual  Dress Casual  Performance  Performance
  Galyan's                                 313    0.06%          2160         0.15%        39349        0.69%
  Ebay                                    2875    0.54%          9838         0.66%        39193        0.69%
  Rack Room                                670    0.13%         11595         0.78%        36691        0.64%
  Ross Department Store                   3309    0.62%         10524         0.71%        35383        0.62%
Apparel Specialty                        16036    3.01%         65609         4.42%        34626        0.61%
Independent Department Stores             3698    0.69%         17334         1.17%        31854        0.56%
  Other Factory Outlet                    5444    1.02%         14654         0.99%        29839        0.52%
  Shoe Show                               1043    0.20%          2163         0.15%        27212        0.48%
Warehouse Clubs                            561    0.11%          3397         0.23%        26325        0.46%
  Other Online/Internet Pureplay          4274    0.80%         13319         0.90%        25363        0.44%
  Other Off Price                        38944    7.30%         28413         1.91%        24492        0.43%
  Other Apparel Specialty                 8515    1.60%         22049         1.49%        24347        0.43%
  Target                                  2448    0.46%         15212         1.02%        22967        0.40%
  Dunham's Sports                           75    0.01%           112         0.01%        21911        0.38%
  Other Trad. Sporting Goods               150    0.03%           821         0.06%        21718        0.38%
  Marshalls                               4830    0.91%         14545         0.98%        21551        0.38%
  Oshman's                                   0    0.00%            40         0.00%        19546        0.34%
  Shoe Department                         2268    0.43%         11977         0.81%        19428        0.34%
  Bob's Stores                              10    0.00%            75         0.01%        17989        0.32%
  Copeland's Sports                          0    0.00%           358         0.02%        16628        0.29%
  Meijer                                   521    0.10%          3028         0.20%        16523        0.29%
  Gart Sports                               23    0.00%            95         0.01%        16292        0.29%
  Kids Footlocker                            0    0.00%             0         0.00%        16110        0.28%
  Sports Chalet                              0    0.00%             0         0.00%        16060        0.28%
  Value City                              2319    0.43%          8120         0.55%        15025        0.26%
  Skechers                                3941    0.74%          6610         0.45%        13931        0.24%
  Beall's                                    0    0.00%          2346         0.16%        13909        0.24%
  Dillard's                              26248    4.92%         42166         2.84%        13530        0.24%
  Olympia                                    0    0.00%           574         0.04%        12796        0.22%
  Nordstrom                              68082   12.76%         47510         3.20%        12789        0.22%
  Zappos.com                              1473    0.28%         12375         0.83%        12588        0.22%
  Costco                                     7    0.00%           608         0.04%        11181        0.20%
  Shopko                                    48    0.01%           191         0.01%        11010        0.19%
  Sam's Club                               318    0.06%          2379         0.16%        10275        0.18%
  Other Athletic Ftwr. Specialty            15    0.00%           235         0.02%         9451        0.17%
  Nordstrom Rack                          6181    1.16%         24752         1.67%         9302        0.16%
  Scheels                                  137    0.03%          1679         0.11%         9020        0.16%
  Journeys                                1013    0.19%         12786         0.86%         8576        0.15%
  Rogan's                                  328    0.06%           400         0.03%         8271        0.15%
  REI                                        0    0.00%           588         0.04%         7858        0.14%
Indep. Multibrand Shoe Stores              966    0.18%          7996         0.54%         7701        0.14%
  Other Indep. Department Stores          2233    0.42%          8162         0.55%         7429        0.13%
  Fred  Meyer                              265    0.05%          4215         0.28%         6879        0.12%
  Goody's                                  895    0.17%          2956         0.20%         6767        0.12%
  Other Catalog/Direct Mail               3582    0.67%          7006         0.47%         6615        0.12%
  Richs/Lazurus/Goldsmiths                4593    0.86%          6121         0.41%         6413        0.11%
  Macy's                                 19815    3.71%         46725         3.15%         6077        0.11%
  Other Discount Stores/Mass Mer          2277    0.43%          4474         0.30%         5841        0.10%

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                          % Total
Measures = DOLLARS Volume                                % Total  Active Casual/   Active Casual/            % Total
contfwr - table - 3/24/2005 2:22:31 PM  Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per  Casual   Casual
  Lady Footlocker                                 8642     0.06%             3158            0.13%        0    0.00%
  Marty's                                        25513     0.17%             1984            0.08%     8239    0.24%
  Other Warehouse Club                           17939     0.12%             2240            0.09%     4036    0.12%
  Shoe Pavilion                                  21277     0.15%             4897            0.20%     5660    0.16%
  Belk                                           35501     0.24%             8223            0.34%    11158    0.32%
  Carson & Co/Herbergers/Younker                 25151     0.17%              900            0.04%    11696    0.34%
  The Buckle                                     22738     0.16%             2381            0.10%     7928    0.23%
  Gabriel Brothers Inc.                          11156     0.08%             4683            0.19%     1448    0.04%
  Stage                                           7241     0.05%              927            0.04%     1407    0.04%
  Birkenstock                                    60099     0.41%             8458            0.35%    36817    1.06%
  Factory Brand Outlet                           20991     0.14%             9409            0.39%     5399    0.16%
  Other Trad. Department Stores                  10320     0.07%              774            0.03%     2777    0.08%
  Off Broadway                                   11033     0.08%             2076            0.09%     3116    0.09%
  Hecht's                                        25987     0.18%              964            0.04%     9499    0.27%
  Burlington Coat Factory                        44702     0.30%             7678            0.32%    15252    0.44%
  Neiman Marcus                                  21208     0.14%             1639            0.07%     7972    0.23%
  Timberland                                    115491     0.79%            26194            1.08%    51631    1.49%
  Lands' End                                     41268     0.28%             3467            0.14%    29825    0.86%
  Gap                                             8254     0.06%             1549            0.06%     2787    0.08%
  T.J. Maxx                                      25050     0.17%             4315            0.18%    14107    0.41%
  Sportsman's Guide                              27151     0.19%             2443            0.10%    16296    0.47%
  Haband's                                       26294     0.18%             1383            0.06%    10707    0.31%
  Sierra Trading Post                            15463     0.11%             1256            0.05%     9794    0.28%
  Filene's/Kaufmann's                            30928     0.21%             3506            0.15%    10511    0.30%
  Other Vertical Shoe Stores                    171322     1.17%             3441            0.14%    43956    1.27%
  Rockport                                       89508     0.61%            35183            1.46%    18622    0.54%
  Boscov's                                       11680     0.08%             1969            0.08%     3273    0.09%
  Elder-Beerman                                   4537     0.03%               40            0.00%     1548    0.04%
  Saks 5th Avenue                                28267     0.19%             5587            0.23%     9210    0.27%
  Mason's                                        40809     0.28%             5962            0.25%    16016    0.46%
  Robinson-May                                   25593     0.17%             1300            0.05%    10521    0.30%
  Marshall Field's                               35218     0.24%             2052            0.08%    15558    0.45%
  Hot Topic                                      17007     0.12%             6059            0.25%     7224    0.21%
  The Boston Store                               29727     0.20%             7747            0.32%     6104    0.18%
  Cabela's                                       53461     0.36%             9930            0.41%    31325    0.91%
  Parisian's                                     13922     0.09%              489            0.02%     6451    0.19%
  L.L. Bean                                      39989     0.27%             9124            0.38%    23496    0.68%
  Pacific Sunwear                                60719     0.41%            44883            1.86%    13613    0.39%
  Burdines                                       19821     0.14%             1028            0.04%     9928    0.29%
  Vans                                           57404     0.39%            45542            1.89%     8501    0.25%
  Dollar General                                  4830     0.03%              543            0.02%     1867    0.05%
  Gottschalks                                     5076     0.03%              667            0.03%     1488    0.04%
  Red Wing                                       90614     0.62%             1845            0.08%    19819    0.57%
  Blair                                           4930     0.03%              689            0.03%     2327    0.07%
  Nine West                                       4039     0.03%             1230            0.05%     1523    0.04%
  G. H. Bass                                     96568     0.66%            21305            0.88%    37539    1.09%
  Famous Barr/Ls Ayers/The Jones                  8972     0.06%              837            0.03%     2152    0.06%
  Von Maur                                        9015     0.06%             2618            0.11%     2189    0.06%
  SAS                                            43562     0.30%             3717            0.15%    13236    0.38%
  Dexter                                          3397     0.02%              224            0.01%      630    0.02%
  Family Dollar                                   2159     0.01%              227            0.01%     1454    0.04%
  J. Crew                                         8361     0.06%             2844            0.12%     3602    0.10%
  Stride Rite                                     3022     0.02%              953            0.04%     1450    0.04%
  Eddie Bauer                                    16069     0.11%             5691            0.24%     5459    0.16%

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                                         % Total
Measures = DOLLARS Volume                       % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31 PM  Dress     Dress  Dress Casual  Dress Casual  Performance  Performance
  Lady Footlocker                            0    0.00%             0         0.00%         5484        0.10%
  Marty's                                 2281    0.43%          5035         0.34%         5254        0.09%
  Other Warehouse Club                     236    0.04%           410         0.03%         4868        0.09%
  Shoe Pavilion                           1359    0.25%          3753         0.25%         4775        0.08%
  Belk                                    3203    0.60%          8323         0.56%         4479        0.08%
  Carson & Co/Herbergers/Younker          2450    0.46%          5970         0.40%         4135        0.07%
  The Buckle                               646    0.12%          7846         0.53%         3937        0.07%
  Gabriel Brothers Inc.                      0    0.00%          1004         0.07%         3744        0.07%
  Stage                                     38    0.01%           750         0.05%         3724        0.07%
  Birkenstock                             1342    0.25%          9796         0.66%         3687        0.06%
  Factory Brand Outlet                     335    0.06%          2138         0.14%         3432        0.06%
  Other Trad. Department Stores            132    0.02%          1566         0.11%         3280        0.06%
  Off Broadway                              56    0.01%          2537         0.17%         3248        0.06%
  Hecht's                                 2011    0.38%          9536         0.64%         3238        0.06%
  Burlington Coat Factory                 5769    1.08%         10776         0.73%         3025        0.05%
  Neiman Marcus                           4532    0.85%          3033         0.20%         2840        0.05%
  Timberland                               555    0.10%         19055         1.28%         2686        0.05%
  Lands' End                               416    0.08%          4960         0.33%         2476        0.04%
  Gap                                      958    0.18%           495         0.03%         2465        0.04%
  T.J. Maxx                               1276    0.24%          2421         0.16%         2463        0.04%
  Sportsman's Guide                         65    0.01%          1178         0.08%         2446        0.04%
  Haband's                                1072    0.20%          8061         0.54%         2398        0.04%
  Sierra Trading Post                      259    0.05%          1272         0.09%         2321        0.04%
  Filene's/Kaufmann's                     3647    0.68%         10960         0.74%         2304        0.04%
  Other Vertical Shoe Stores             35679    6.69%         85717         5.78%         2282        0.04%
  Rockport                                5358    1.00%         26882         1.81%         2134        0.04%
  Boscov's                                1100    0.21%          3244         0.22%         2095        0.04%
  Elder-Beerman                            136    0.03%           815         0.05%         1998        0.04%
  Saks 5th Avenue                         7568    1.42%          4102         0.28%         1801        0.03%
  Mason's                                 1826    0.34%          6930         0.47%         1746        0.03%
  Robinson-May                            2866    0.54%          8185         0.55%         1677        0.03%
  Marshall Field's                        5251    0.98%         10914         0.74%         1407        0.02%
  Hot Topic                                 96    0.02%          2227         0.15%         1401        0.02%
  The Boston Store                        5685    1.07%          7459         0.50%         1277        0.02%
  Cabela's                                  62    0.01%          2316         0.16%         1237        0.02%
  Parisian's                              2399    0.45%          3121         0.21%         1226        0.02%
  L.L. Bean                                252    0.05%          3818         0.26%         1199        0.02%
  Pacific Sunwear                           13    0.00%           942         0.06%         1166        0.02%
  Burdines                                1625    0.30%          6155         0.41%         1084        0.02%
  Vans                                     120    0.02%          1887         0.13%         1072        0.02%
  Dollar General                             0    0.00%            77         0.01%          975        0.02%
  Gottschalks                              521    0.10%          1179         0.08%          931        0.02%
  Red Wing                                 775    0.15%          5728         0.39%          901        0.02%
  Blair                                    269    0.05%           886         0.06%          759        0.01%
  Nine West                                  0    0.00%           410         0.03%          626        0.01%
  G. H. Bass                              6496    1.22%         30411         2.05%          528        0.01%
  Famous Barr/Ls Ayers/The Jones           442    0.08%          5035         0.34%          506        0.01%
  Von Maur                                 446    0.08%          3279         0.22%          484        0.01%
  SAS                                     3170    0.59%         22473         1.51%          477        0.01%
  Dexter                                   411    0.08%          1707         0.12%          425        0.01%
  Family Dollar                             61    0.01%             0         0.00%          418        0.01%
  J. Crew                                  576    0.11%           961         0.06%          379        0.01%
  Stride Rite                                0    0.00%            49         0.00%          378        0.01%
  Eddie Bauer                              226    0.04%          2481         0.17%          303        0.01%

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                          % Total
Measures = DOLLARS Volume                                % Total  Active Casual/   Active Casual/            % Total
contfwr - table - 3/24/2005 2:22:31 PM  Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per  Casual   Casual
  Easy Spirit                                     3102     0.02%              864            0.04%     1274    0.04%
  Pamida                                          2285     0.02%              294            0.01%      432    0.01%
  American Eagle Outfitters                      50355     0.34%             2940            0.12%    33486    0.97%
  Old Navy                                       32234     0.22%             1198            0.05%    22818    0.66%
  Foley's                                        22120     0.15%              761            0.03%     7237    0.21%
  Alco                                            6432     0.04%             4273            0.18%     1339    0.04%
  The Bon Marche                                  9927     0.07%              374            0.02%     7249    0.21%
  Proffitt's/McRae's                             10784     0.07%              764            0.03%     6902    0.20%
  Kenneth Cole                                   18972     0.13%               35            0.00%     3565    0.10%
  Banana Republic                                 9941     0.07%              566            0.02%     3506    0.10%
  Other National Chain                             141     0.00%                9            0.00%        0    0.00%
  Avon                                              65     0.00%               21            0.00%        0    0.00%
  Steinmart                                       5549     0.04%               80            0.00%     1249    0.04%
  Bloomingdale's                                 11645     0.08%                3            0.00%     3351    0.10%
  Aldo                                           35136     0.24%             2442            0.10%    13476    0.39%
  Abercrombie & Fitch                            21683     0.15%              762            0.03%    11283    0.33%
  Hush Puppies                                   10843     0.07%              740            0.03%     6364    0.18%
  Victoria's Secret                                527     0.00%              527            0.02%        0    0.00%
  Steve Madden                                    9885     0.07%              380            0.02%     7645    0.22%
  Lane Bryant                                       88     0.00%               88            0.00%        0    0.00%
  Aerosoles                                       2582     0.02%               75            0.00%      797    0.02%
  Bon Ton                                         2491     0.02%               71            0.00%     1740    0.05%
  Lord & Taylor                                  11194     0.08%               37            0.00%     3976    0.12%
  Baker's                                         8872     0.06%               20            0.00%     6785    0.20%
  Parade Of Shoes                                 2553     0.02%               12            0.00%     2458    0.07%
  Fashion Bug                                     1038     0.01%               12            0.00%     1016    0.03%
  Naturalizer                                     6403     0.04%                0            0.00%     5665    0.16%
  The Avenue                                      4690     0.03%                0            0.00%     3567    0.10%
  Gadzooks                                        2103     0.01%                0            0.00%     1832    0.05%
  Newport News                                    1966     0.01%                0            0.00%        0    0.00%
  Chadwick's                                       150     0.00%                0            0.00%        0    0.00%
  Cato                                               0     0.00%                0            0.00%        0    0.00%
  Deb Shops                                          0     0.00%                0            0.00%        0    0.00%
  Talbots                                            0     0.00%                0            0.00%        0    0.00%
  Nine West Outlet                                   0     0.00%                0            0.00%        0    0.00%
  Other Shoe Chain                                   0     0.00%                0            0.00%        0    0.00%

REYR04 = Total REYR04
SHOEGEN = Men's\Total SHOEGEN                                                                         % Total
Measures = DOLLARS Volume                       % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31 PM  Dress     Dress  Dress Casual  Dress Casual  Performance  Performance
  Easy Spirit                              281    0.05%           399         0.03%          284        0.00%
  Pamida                                    71    0.01%           570         0.04%          265        0.00%
  American Eagle Outfitters               1400    0.26%          8957         0.60%          246        0.00%
  Old Navy                                 709    0.13%          7279         0.49%          230        0.00%
  Foley's                                 4458    0.84%          9063         0.61%          178        0.00%
  Alco                                       0    0.00%           565         0.04%          175        0.00%
  The Bon Marche                           572    0.11%          1567         0.11%          166        0.00%
  Proffitt's/McRae's                       540    0.10%          1856         0.13%          160        0.00%
  Kenneth Cole                            3425    0.64%         11794         0.79%          154        0.00%
  Banana Republic                          993    0.19%          4724         0.32%          151        0.00%
  Other National Chain                       0    0.00%             0         0.00%          131        0.00%
  Avon                                       0    0.00%             0         0.00%           44        0.00%
  Steinmart                                531    0.10%          3120         0.21%           25        0.00%
  Bloomingdale's                          3623    0.68%          3230         0.22%            4        0.00%
  Aldo                                    2341    0.44%         16877         1.14%            0        0.00%
  Abercrombie & Fitch                     1904    0.36%          7231         0.49%            0        0.00%
  Hush Puppies                             469    0.09%          3221         0.22%            0        0.00%
  Victoria's Secret                          0    0.00%             0         0.00%            0        0.00%
  Steve Madden                             324    0.06%          1536         0.10%            0        0.00%
  Lane Bryant                                0    0.00%             0         0.00%            0        0.00%
  Aerosoles                                347    0.07%          1363         0.09%            0        0.00%
  Bon Ton                                  150    0.03%           531         0.04%            0        0.00%
  Lord & Taylor                           1365    0.26%          5816         0.39%            0        0.00%
  Baker's                                 1475    0.28%           593         0.04%            0        0.00%
  Parade Of Shoes                            0    0.00%             0         0.00%            0        0.00%
  Fashion Bug                                0    0.00%             9         0.00%            0        0.00%
  Naturalizer                              363    0.07%             0         0.00%            0        0.00%
  The Avenue                                 0    0.00%           319         0.02%            0        0.00%
  Gadzooks                                   0    0.00%            90         0.01%            0        0.00%
  Newport News                               0    0.00%          1966         0.13%            0        0.00%
  Chadwick's                               150    0.03%             0         0.00%            0        0.00%
  Cato                                       0    0.00%             0         0.00%            0        0.00%
  Deb Shops                                  0    0.00%             0         0.00%            0        0.00%
  Talbots                                    0    0.00%             0         0.00%            0        0.00%
  Nine West Outlet                           0    0.00%             0         0.00%            0        0.00%
  Other Shoe Chain                           0    0.00%             0         0.00%            0        0.00%

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                           % Total
Measures = DOLLARS Volume                                % Total   Active Casual/   Active Casual/           % Total
contfwr - table - 3/24/2005 2:22:31PM   Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per   Casual   Casual
Total Stores                                  19134740   100.00%          2141081          100.00%  6823627  100.00%
Trad Athletic Footwear Specialty                864543     4.52%           143732            6.71%    19563    0.29%
Traditional Sporting Goods                      556399     2.91%           111317            5.20%    56974    0.83%
Shoe Chain                                     1634711     8.54%           243848           11.39%   482008    7.06%
National Chain                                 1541422     8.06%           249457           11.65%   499824    7.32%
Discount Stores/Mass Merchants                 3135369    16.39%           289413           13.52%  1492458   21.87%
Factory Outlet                                  749772     3.92%           121963            5.70%   173194    2.54%
  Lady Footlocker                               288017     1.51%            59910            2.80%     2481    0.04%
Other                                          1346280     7.04%           112354            5.25%   610497    8.95%
  Finish Line                                   195303     1.02%            16225            0.76%     2239    0.03%
  Foot Locker                                   197920     1.03%            34444            1.61%     9742    0.14%
  Payless                                      1083670     5.66%            72154            3.37%   418150    6.13%
  Famous Footwear                               467431     2.44%            80254            3.75%   148491    2.18%
Traditional Department Stores                  3283677    17.16%           281380           13.14%   978213   14.34%
  J.C. Penney                                   589051     3.08%           101073            4.72%   193446    2.83%
  Kohl's                                        429112     2.24%            68903            3.22%   146280    2.14%
  Shoe Carnival                                 228645     1.19%            51342            2.40%    51490    0.75%
Vertical Shoe Stores                           1195816     6.25%           122497            5.72%   493467    7.23%
Off Price                                      1082043     5.65%            93540            4.37%   369189    5.41%
  Reebok Outlet                                 114140     0.60%            29305            1.37%     3772    0.06%
  The Sports Authority                           97755     0.51%            16102            0.75%     1844    0.03%
Independent Sporting Goods                      134342     0.70%            17514            0.82%    46690    0.68%
  The Athlete's Foot                             79967     0.42%            18873            0.88%      512    0.01%
  Dick's Sporting Goods                          73881     0.39%            12405            0.58%     1563    0.02%
  Kmart                                         276980     1.45%            21169            0.99%   131845    1.93%
  Sears                                         335306     1.75%            49443            2.31%   101486    1.49%
Catalog/Direct Mail                             713582     3.73%            67219            3.14%   309894    4.54%
  Academy Sports                                 66663     0.35%             6821            0.32%     3319    0.05%
  Wal-Mart                                     1183932     6.19%           138849            6.48%   670875    9.83%
Independent Department Stores                   236160     1.23%            23014            1.07%    68089    1.00%
Multi Brand Shoe Stores                        1220843     6.38%           130220            6.08%   542826    7.96%
  New Balance Outlet                             62893     0.33%             7982            0.37%     3915    0.06%
  Nike Outlet                                    71229     0.37%            21415            1.00%     2645    0.04%
Online/Internet Pureplay                        373903     1.95%            40672            1.90%   148805    2.18%
  Skechers                                      120377     0.63%            26402            1.23%    45835    0.67%
--------------------------------------------------------------------------------------------------------------------
  DSW                                           535513     2.80%            47837            2.23%   160576    2.35%
--------------------------------------------------------------------------------------------------------------------

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                                        % Total
Measures = DOLLARS Volume                        % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31PM     Dress    Dress  Dress Casual  Dress Casual  Performance  Performance
Total Stores                            2971252  100.00%       3753951       100.00%      3076547      100.00%
Trad Athletic Footwear Specialty              0    0.00%          5112         0.14%       690806       22.45%
Traditional Sporting Goods                  374    0.01%          7023         0.19%       379752       12.34%
Shoe Chain                               246172    8.29%        283303         7.55%       339425       11.03%
National Chain                           187243    6.30%        268064         7.14%       315662       10.26%
Discount Stores/Mass Merchants           384654   12.95%        606970        16.17%       300022        9.75%
Factory Outlet                            79246    2.67%        142486         3.80%       222631        7.24%
  Lady Footlocker                             0    0.00%           320         0.01%       220525        7.17%
Other                                    162327    5.46%        219746         5.85%       216798        7.05%
  Finish Line                                 0    0.00%            35         0.00%       176672        5.74%
  Foot Locker                                 0    0.00%          3393         0.09%       150052        4.88%
  Payless                                190818    6.42%        235968         6.29%       139899        4.55%
  Famous Footwear                         51779    1.74%         68437         1.82%       112883        3.67%
Traditional Department Stores            918288   30.91%        913461        24.33%       112411        3.65%
  J.C. Penney                             84881    2.86%        100051         2.67%       105780        3.44%
  Kohl's                                  39267    1.32%         66036         1.76%       104297        3.39%
  Shoe Carnival                            7481    0.25%         12761         0.34%       101314        3.29%
Vertical Shoe Stores                     217161    7.31%        250170         6.66%        85398        2.78%
Off Price                                242906    8.18%        270157         7.20%        83197        2.70%
  Reebok Outlet                               0    0.00%           131         0.00%        80932        2.63%
  The Sports Authority                        0    0.00%           202         0.01%        79607        2.59%
Independent Sporting Goods                 1747    0.06%          4461         0.12%        61913        2.01%
  The Athlete's Foot                          0    0.00%           562         0.01%        60021        1.95%
  Dick's Sporting Goods                       0    0.00%           218         0.01%        59695        1.94%
  Kmart                                   16911    0.57%         43036         1.15%        59433        1.93%
  Sears                                   54205    1.82%         60301         1.61%        58073        1.89%
Catalog/Direct Mail                      119918    4.04%        149687         3.99%        56979        1.85%
  Academy Sports                              0    0.00%           535         0.01%        55363        1.80%
  Wal-Mart                                91685    3.09%        208301         5.55%        53296        1.73%
Independent Department Stores             41757    1.41%         48484         1.29%        51702        1.68%
Multi Brand Shoe Stores                  174021    5.86%        300478         8.00%        49234        1.60%
  New Balance Outlet                          0    0.00%          2026         0.05%        48970        1.59%
  Nike Outlet                                 0    0.00%           546         0.01%        46561        1.51%
Online/Internet Pureplay                  54315    1.83%         79780         2.13%        44271        1.44%
  Skechers                                 2784    0.09%          1890         0.05%        40990        1.33%
--------------------------------------------------------------------------------------------------------------
  DSW                                    127156    4.28%        137307         3.66%        40743        1.32%
--------------------------------------------------------------------------------------------------------------

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                           % Total
Measures = DOLLARS Volume                                % Total   Active Casual/   Active Casual/           % Total
contfwr - table - 3/24/2005 2:22:31PM   Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per   Casual   Casual
  Other Indep. Sporting Goods                    97647     0.51%            11829            0.55%    38468    0.56%
  Mervyn's                                      171420     0.90%            25596            1.20%    55215    0.81%
  Footaction                                     41391     0.22%             2128            0.10%     1494    0.02%
  Champs Sports                                  41050     0.21%             2961            0.14%     1429    0.02%
  Big 5                                          60826     0.32%             8573            0.40%    15364    0.23%
  Hibbett's                                      38731     0.20%             3336            0.16%      148    0.00%
  Nike Town                                      39055     0.20%             4546            0.21%        0    0.00%
  Rack Room                                     146393     0.77%            15983            0.75%    41363    0.61%
  Shoe Show                                      94291     0.49%            19456            0.91%    27265    0.40%
  Other Multibrand Shoe Store                   747524     3.91%            75050            3.51%   361747    5.30%
Indep. Athletic Ftwr. Specialty                  63370     0.33%             6418            0.30%    19359    0.28%
  Just For Feet                                  33376     0.17%             3574            0.17%      920    0.01%
  Adidas Outlet                                  49102     0.26%            19213            0.90%     2507    0.04%
  Nordstrom                                     745930     3.90%            82120            3.84%   236730    3.47%
  Road Runner Sports                             25736     0.13%             1217            0.06%       64    0.00%
  Shoe Department                               123055     0.64%            23469            1.10%    38905    0.57%
  Sportmart                                      29084     0.15%             5389            0.25%     3436    0.05%
  Beall's                                        52458     0.27%             5907            0.28%    13824    0.20%
Apparel Specialty                               866884     4.53%            68939            3.22%   449993    6.59%
  Dillard's                                     474785     2.48%            42320            1.98%   166078    2.43%
  Galyan's                                       36038     0.19%            13371            0.62%     3567    0.05%
  Modell's                                       22615     0.12%             3288            0.15%     1511    0.02%
  Other Online/Internet Pureplay                125155     0.65%             8203            0.38%    50140    0.73%
  Ebay                                          128772     0.67%            22181            1.04%    47565    0.70%
  Kids Footlocker                                25978     0.14%             7416            0.35%     1318    0.02%
  Goody's                                        56866     0.30%             6476            0.30%    19789    0.29%
  Meijer                                         38074     0.20%             4084            0.19%    10670    0.16%
  Ross Department Store                         219397     1.15%            25085            1.17%    72042    1.06%
  Target                                        403318     2.11%            34835            1.63%   200499    2.94%
  Marshalls                                     176594     0.92%            16350            0.76%    51495    0.75%
Warehouse Clubs                                  79142     0.41%            15839            0.74%    40791    0.60%
  Nordstrom Rack                                130307     0.68%             8537            0.40%    32795    0.48%
  Eastbay                                        28174     0.15%            14633            0.68%     1663    0.02%
  Other Off Price                               154416     0.81%            12229            0.57%    57547    0.84%
  Value City                                     70800     0.37%             5804            0.27%    22196    0.33%
  Macy's                                        401656     2.10%            27698            1.29%    90074    1.32%
  Other Factory Outlet                          140313     0.73%            24877            1.16%    42441    0.62%
  Belk                                           95986     0.50%            10847            0.51%    34012    0.50%
  Stage                                          14612     0.08%             1164            0.05%     1877    0.03%
  Zappos.com                                    119975     0.63%            10287            0.48%    51099    0.75%
  Journeys                                      101708     0.53%            47866            2.24%    35207    0.52%
  Other Catalog/Direct Mail                     265050     1.39%            22789            1.06%    91591    1.34%
  Shopko                                         14142     0.07%             1773            0.08%     2736    0.04%
  T.J. Maxx                                     188891     0.99%            16389            0.77%    74632    1.09%
  Other Apparel Specialty                       304423     1.59%            26121            1.22%   130255    1.91%
  Bob's Stores                                   16391     0.09%             4443            0.21%     3397    0.05%
  Oshman's                                       14335     0.07%             2057            0.10%     2893    0.04%
  Gart Sports                                    18110     0.09%             6246            0.29%     4935    0.07%
  Other Trad. Sporting Goods                     23953     0.13%             5650            0.26%    10898    0.16%
  Costco                                         24760     0.13%             6988            0.33%    10749    0.16%
  Rogan's                                        17248     0.09%             1662            0.08%     4305    0.06%
  Burlington Coat Factory                        88654     0.46%             5155            0.24%    33180    0.49%
  Olympia                                         9448     0.05%             3407            0.16%      222    0.00%
  Filene's/Kaufmann's                           164902     0.86%            17305            0.81%    48456    0.71%
  Sports Chalet                                   6756     0.04%              910            0.04%      382    0.01%
  Sam's Club                                     40471     0.21%             6761            0.32%    23343    0.34%

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                                        % Total
Measures = DOLLARS Volume                        % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31PM     Dress    Dress  Dress Casual  Dress Casual  Performance  Performance
  Other Indep. Sporting Goods              1747    0.06%          3709         0.10%        40025        1.30%
  Mervyn's                                 8778    0.30%         40890         1.09%        39921        1.30%
  Footaction                                  0    0.00%            87         0.00%        37682        1.22%
  Champs Sports                               0    0.00%             0         0.00%        36661        1.19%
  Big 5                                     329    0.01%           849         0.02%        35587        1.16%
  Hibbett's                                   0    0.00%           241         0.01%        35006        1.14%
  Nike Town                                   0    0.00%             0         0.00%        34438        1.12%
  Rack Room                               29509    0.99%         25376         0.68%        31161        1.01%
  Shoe Show                                6701    0.23%          9765         0.26%        29862        0.97%
  Other Multibrand Shoe Store             84645    2.85%        186908         4.98%        29377        0.95%
Indep. Athletic Ftwr. Specialty            2259    0.08%          5804         0.15%        28874        0.94%
  Just For Feet                               0    0.00%           715         0.02%        28038        0.91%
  Adidas Outlet                               0    0.00%            36         0.00%        27346        0.89%
  Nordstrom                              195255    6.57%        194863         5.19%        26174        0.85%
  Road Runner Sports                          0    0.00%             0         0.00%        24455        0.79%
  Shoe Department                         15422    0.52%         19356         0.52%        22328        0.73%
  Sportmart                                   0    0.00%           201         0.01%        20058        0.65%
  Beall's                                  3559    0.12%          9084         0.24%        19720        0.64%
Apparel Specialty                        127064    4.28%        174725         4.65%        19631        0.64%
  Dillard's                              117167    3.94%        113339         3.02%        18920        0.61%
  Galyan's                                   45    0.00%           887         0.02%        18168        0.59%
  Modell's                                    0    0.00%             0         0.00%        17702        0.58%
  Other Online/Internet Pureplay          17682    0.60%         28945         0.77%        17639        0.57%
  Ebay                                    17811    0.60%         21911         0.58%        17600        0.57%
  Kids Footlocker                             0    0.00%             0         0.00%        17245        0.56%
  Goody's                                  3791    0.13%          9183         0.24%        17184        0.56%
  Meijer                                   2053    0.07%          3973         0.11%        16092        0.52%
  Ross Department Store                   46519    1.57%         55144         1.47%        16017        0.52%
  Target                                  60702    2.04%         85702         2.28%        15629        0.51%
  Marshalls                               48134    1.62%         43294         1.15%        15018        0.49%
Warehouse Clubs                            2316    0.08%          6881         0.18%        12905        0.42%
  Nordstrom Rack                          31840    1.07%         42854         1.14%        11996        0.39%
  Eastbay                                     0    0.00%             0         0.00%        11807        0.38%
  Other Off Price                         33208    1.12%         35534         0.95%        11358        0.37%
  Value City                              14981    0.50%         13368         0.36%        11257        0.37%
  Macy's                                 135608    4.56%        126283         3.36%        11043        0.36%
  Other Factory Outlet                    14176    0.48%         43586         1.16%        10942        0.36%
  Belk                                    17138    0.58%         23137         0.62%         9948        0.32%
  Stage                                     755    0.03%          1176         0.03%         9641        0.31%
  Zappos.com                              18823    0.63%         28923         0.77%         9032        0.29%
  Journeys                                 3254    0.11%          6396         0.17%         8274        0.27%
  Other Catalog/Direct Mail               70604    2.38%         67743         1.80%         8160        0.27%
  Shopko                                    594    0.02%           831         0.02%         8060        0.26%
  T.J. Maxx                               40943    1.38%         45206         1.20%         7782        0.25%
  Other Apparel Specialty                 55766    1.88%         68639         1.83%         7688        0.25%
  Bob's Stores                              112    0.00%           644         0.02%         7591        0.25%
  Oshman's                                    0    0.00%          1938         0.05%         7446        0.24%
  Gart Sports                                 0    0.00%            24         0.00%         6905        0.22%
  Other Trad. Sporting Goods                  0    0.00%           973         0.03%         6398        0.21%
  Costco                                      0    0.00%           428         0.01%         6368        0.21%
  Rogan's                                  2889    0.10%          1917         0.05%         6248        0.20%
  Burlington Coat Factory                 19989    0.67%         22719         0.61%         6080        0.20%
  Olympia                                     0    0.00%           126         0.00%         5693        0.19%
  Filene's/Kaufmann's                     40116    1.35%         48064         1.28%         5471        0.18%
  Sports Chalet                               0    0.00%             0         0.00%         5464        0.18%
  Sam's Club                                905    0.03%          4114         0.11%         5338        0.17%

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                           % Total
Measures = DOLLARS Volume                                % Total   Active Casual/   Active Casual/           % Total
contfwr - table - 3/24/2005 2:22:31PM   Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per   Casual   Casual
  Robinson-May                                  111678     0.58%             2753            0.13%    36793    0.54%
Indep. Multibrand Shoe Stores                    56679     0.30%             1747            0.08%    21794    0.32%
  Hecht's                                       126202     0.66%             5829            0.27%    29800    0.44%
  Fred  Meyer                                    41214     0.22%             8192            0.38%    20153    0.30%
  Other Indep. Department Stores                 56042     0.29%             8286            0.39%    20699    0.30%
  Fashion Bug                                    52894     0.28%             7822            0.37%    21289    0.31%
  Richs/Lazurus/Goldsmiths                      102407     0.54%             7613            0.36%    29299    0.43%
  Dunham's Sports                                 5566     0.03%             1497            0.07%      193    0.00%
  G. H. Bass                                     86303     0.45%            11483            0.54%    37949    0.56%
  REI                                            35339     0.18%            23218            1.08%     7995    0.12%
  Baker's                                       311120     1.63%              634            0.03%   127353    1.87%
  Carson & Co/Herbergers/Younker                119012     0.62%            12339            0.58%    55386    0.81%
  Gabriel Brothers Inc.                          18176     0.09%             2428            0.11%     7292    0.11%
  Famous Barr/Ls Ayers/The Jones                 53594     0.28%             4624            0.22%    17101    0.25%
  Victoria's Secret                              41406     0.22%              356            0.02%    14781    0.22%
  Factory Brand Outlet                           13673     0.07%             2054            0.10%     4669    0.07%
  Marshall Field's                              129499     0.68%             8496            0.40%    45480    0.67%
  Copeland's Sports                               5332     0.03%             1474            0.07%      711    0.01%
  Burdines                                       57327     0.30%             5678            0.27%     8864    0.13%
  Mason's                                        21359     0.11%             2557            0.12%     6957    0.10%
  Birkenstock                                   169926     0.89%            15742            0.74%   120345    1.76%
  Easy Spirit                                   116339     0.61%            27895            1.30%    51147    0.75%
  Foley's                                       102676     0.54%             7706            0.36%    26580    0.39%
  The Bon Marche                                 24512     0.13%             2113            0.10%     8209    0.12%
  Old Navy                                      120434     0.63%             2769            0.13%    99003    1.45%
  Scheels                                         7611     0.04%              296            0.01%     4786    0.07%
  Off Broadway                                   35563     0.19%             3180            0.15%     9552    0.14%
  Other Vertical Shoe Stores                    103045     0.54%             3872            0.18%    37728    0.55%
  Elder-Beerman                                  28834     0.15%             2127            0.10%    12137    0.18%
  Other Discount Stores/Mass Mer                 32348     0.17%             4810            0.22%    13135    0.19%
  Avon                                           22279     0.12%             1174            0.05%    12987    0.19%
  Pacific Sunwear                                27183     0.14%            11958            0.56%    12556    0.18%
  Saks 5th Avenue                                85249     0.45%             7063            0.33%    15771    0.23%
  Parisian's                                     46529     0.24%              953            0.04%    16100    0.24%
  Gottschalks                                    22563     0.12%             2991            0.14%    11264    0.17%
  Hot Topic                                      29507     0.15%             6908            0.32%    11838    0.17%
  Lands' End                                     74047     0.39%             4481            0.21%    56496    0.83%
  Bon Ton                                        35961     0.19%             2823            0.13%    15516    0.23%
  Proffitt's/McRae's                             30958     0.16%             1922            0.09%    10205    0.15%
  Other Warehouse Club                           13911     0.07%             2090            0.10%     6699    0.10%
  Von Maur                                       21138     0.11%              407            0.02%     5183    0.08%
  Shoe Pavilion                                  39384     0.21%             5506            0.26%    13918    0.20%
  Boscov's                                       41384     0.22%            12881            0.60%    14918    0.22%
  Rockport                                       37782     0.20%             2564            0.12%    19911    0.29%
  Timberland                                     83843     0.44%            11741            0.55%    63344    0.93%
  L.L. Bean                                      39760     0.21%             7542            0.35%    28292    0.41%
  SAS                                           106232     0.56%             4070            0.19%    43754    0.64%
  Gap                                            17793     0.09%             4422            0.21%     7137    0.10%
  J. Crew                                        11427     0.06%              280            0.01%     5495    0.08%
  Sportsman's Guide                               4357     0.02%              193            0.01%     3135    0.05%
  Haband's                                       30644     0.16%              720            0.03%    19712    0.29%
  Vans                                           26621     0.14%            17885            0.84%     7530    0.11%
  Blair                                          29781     0.16%              424            0.02%    17756    0.26%
  Pamida                                          4934     0.03%              484            0.02%     2781    0.04%
  Sierra Trading Post                            24539     0.13%             3971            0.19%    15653    0.23%
  Nine West                                     151189     0.79%              946            0.04%    30545    0.45%

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                                        % Total
Measures = DOLLARS Volume                        % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31PM     Dress    Dress  Dress Casual  Dress Casual  Performance  Performance
  Robinson-May                           34175    1.15%         29816         0.79%         5084        0.17%
Indep. Multibrand Shoe Stores             9492    0.32%         17142         0.46%         4951        0.16%
  Hecht's                                40009    1.35%         41702         1.11%         4873        0.16%
  Fred  Meyer                             1732    0.06%          5835         0.16%         4766        0.15%
  Other Indep. Department Stores          8770    0.30%         12239         0.33%         4651        0.15%
  Fashion Bug                             8066    0.27%          9576         0.26%         4580        0.15%
  Richs/Lazurus/Goldsmiths               32534    1.09%         26177         0.70%         4175        0.14%
  Dunham's Sports                            0    0.00%            96         0.00%         3781        0.12%
  G. H. Bass                             11737    0.40%         21026         0.56%         3746        0.12%
  REI                                        0    0.00%           521         0.01%         3543        0.12%
  Baker's                                71974    2.42%         95613         2.55%         3304        0.11%
  Carson & Co/Herbergers/Younker         18169    0.61%         28450         0.76%         3229        0.10%
  Gabriel Brothers Inc.                   2490    0.08%          2553         0.07%         3197        0.10%
  Famous Barr/Ls Ayers/The Jones         13807    0.46%         12883         0.34%         3183        0.10%
  Victoria's Secret                       9609    0.32%         11589         0.31%         3146        0.10%
  Factory Brand Outlet                    1400    0.05%          2470         0.07%         3029        0.10%
  Marshall Field's                       33607    1.13%         36974         0.98%         2855        0.09%
  Copeland's Sports                          0    0.00%           413         0.01%         2733        0.09%
  Burdines                               21708    0.73%         16495         0.44%         2626        0.09%
  Mason's                                  857    0.03%          8606         0.23%         2302        0.07%
  Birkenstock                             7078    0.24%         24516         0.65%         2218        0.07%
  Easy Spirit                            18161    0.61%         15592         0.42%         2067        0.07%
  Foley's                                28426    0.96%         34912         0.93%         2044        0.07%
  The Bon Marche                          5510    0.19%          6373         0.17%         1850        0.06%
  Old Navy                                2210    0.07%         14047         0.37%         1839        0.06%
  Scheels                                    0    0.00%           551         0.01%         1830        0.06%
  Off Broadway                           11117    0.37%          8811         0.23%         1817        0.06%
  Other Vertical Shoe Stores             20827    0.70%         32563         0.87%         1646        0.05%
  Elder-Beerman                           6956    0.23%          5874         0.16%         1593        0.05%
  Other Discount Stores/Mass Mer          5241    0.18%          7180         0.19%         1559        0.05%
  Avon                                     486    0.02%          5924         0.16%         1551        0.05%
  Pacific Sunwear                           98    0.00%          1101         0.03%         1435        0.05%
  Saks 5th Avenue                        41854    1.41%         15832         0.42%         1366        0.04%
  Parisian's                             12059    0.41%         15681         0.42%         1365        0.04%
  Gottschalks                             1742    0.06%          4878         0.13%         1273        0.04%
  Hot Topic                               4452    0.15%          4487         0.12%         1256        0.04%
  Lands' End                              3487    0.12%          8254         0.22%         1233        0.04%
  Bon Ton                                 4077    0.14%         11792         0.31%         1232        0.04%
  Proffitt's/McRae's                      7721    0.26%          9457         0.25%         1209        0.04%
  Other Warehouse Club                    1411    0.05%          2339         0.06%         1199        0.04%
  Von Maur                                6519    0.22%          7715         0.21%         1154        0.04%
  Shoe Pavilion                           8124    0.27%         10300         0.27%         1134        0.04%
  Boscov's                                3980    0.13%          8230         0.22%         1072        0.03%
  Rockport                                5372    0.18%          7153         0.19%         1062        0.03%
  Timberland                              2280    0.08%          2661         0.07%          995        0.03%
  L.L. Bean                                  0    0.00%          2629         0.07%          895        0.03%
  SAS                                    15254    0.51%         40801         1.09%          885        0.03%
  Gap                                     2571    0.09%          2515         0.07%          825        0.03%
  J. Crew                                 2164    0.07%          1839         0.05%          775        0.03%
  Sportsman's Guide                          0    0.00%           105         0.00%          752        0.02%
  Haband's                                2169    0.07%          7271         0.19%          723        0.02%
  Vans                                       0    0.00%           415         0.01%          720        0.02%
  Blair                                   2414    0.08%          7341         0.20%          718        0.02%
  Pamida                                   153    0.01%           735         0.02%          644        0.02%
  Sierra Trading Post                     1047    0.04%          3241         0.09%          628        0.02%
  Nine West                              74668    2.51%         40247         1.07%          579        0.02%

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                           % Total
Measures = DOLLARS Volume                                % Total   Active Casual/   Active Casual/           % Total
contfwr - table - 3/24/2005 2:22:31PM   Total Footwear  Footwear  Leisure/Low Per  Leisure/Low Per   Casual   Casual
  Other Athletic Ftwr. Specialty                  2591     0.01%             1163            0.05%      858    0.01%
  Cabela's                                       16952     0.09%             5430            0.25%     9368    0.14%
  Steinmart                                      56181     0.29%             1182            0.06%    11899    0.17%
  Marty's                                        34806     0.18%             1563            0.07%    18010    0.26%
  Dollar General                                 10839     0.06%             2136            0.10%     5464    0.08%
  Neiman Marcus                                  82458     0.43%             1666            0.08%    16554    0.24%
  American Eagle Outfitters                     116364     0.61%             2717            0.13%    80213    1.18%
  The Avenue                                     31294     0.16%              304            0.01%     7427    0.11%
  Dexter                                          9587     0.05%              767            0.04%     6120    0.09%
  Aldo                                           46205     0.24%               22            0.00%    13615    0.20%
  Hush Puppies                                   27014     0.14%              867            0.04%    10049    0.15%
  Lane Bryant                                    32674     0.17%             3273            0.15%    12287    0.18%
  Lord & Taylor                                  95488     0.50%             3031            0.14%    13910    0.20%
  Family Dollar                                   8389     0.04%              554            0.03%     5375    0.08%
  The Buckle                                     20368     0.11%              219            0.01%    13309    0.20%
  Eddie Bauer                                    18079     0.09%              971            0.05%    12930    0.19%
  Alco                                            2217     0.01%               56            0.00%     1390    0.02%
  Stride Rite                                     5462     0.03%             1772            0.08%     3272    0.05%
  Aerosoles                                      60606     0.32%              315            0.01%    30301    0.44%
  Gadzooks                                        8158     0.04%              257            0.01%     3968    0.06%
  The Boston Store                               13649     0.07%             1020            0.05%     3609    0.05%
  Parade Of Shoes                                37527     0.20%              371            0.02%    10778    0.16%
  Other Trad. Department Stores                   4369     0.02%             3271            0.15%      258    0.00%
  Chadwick's                                     52287     0.27%              902            0.04%    19047    0.28%
  Kenneth Cole                                   10141     0.05%              256            0.01%      213    0.00%
  Newport News                                   37212     0.19%              828            0.04%    12392    0.18%
  Red Wing                                        9305     0.05%               16            0.00%     4296    0.06%
  Cato                                            9808     0.05%              155            0.01%     5202    0.08%
  Bloomingdale's                                 64925     0.34%             3784            0.18%     9929    0.15%
  Talbots                                        23048     0.12%               50            0.00%     3341    0.05%
  Banana Republic                                17845     0.09%               94            0.00%    12720    0.19%
  Naturalizer                                   149397     0.78%             7864            0.37%    42388    0.62%
  Steve Madden                                   62399     0.33%             1663            0.08%    20151    0.30%
  Nine West Outlet                               78873     0.41%              698            0.03%    21494    0.31%
  Abercrombie & Fitch                            22242     0.12%              575            0.03%     9608    0.14%
  Deb Shops                                       3342     0.02%               44            0.00%     1415    0.02%
  Other National Chain                             143     0.00%                0            0.00%        0    0.00%
  Other Shoe Chain                                   0     0.00%                0            0.00%        0    0.00%

REYR04 = Total REYR04
SHOEGEN = Women's\Total SHOEGEN                                                                        % Total
Measures = DOLLARS Volume                        % Total                     % Total  White/Sport  White/Sport
contfwr - table - 3/24/2005 2:22:31PM     Dress    Dress  Dress Casual  Dress Casual  Performance  Performance
  Other Athletic Ftwr. Specialty              0   0.00%             0         0.00%          571        0.02%
  Cabela's                                  145   0.00%           628         0.02%          531        0.02%
  Steinmart                               24881   0.84%         16801         0.45%          507        0.02%
  Marty's                                  4802   0.16%          9485         0.25%          492        0.02%
  Dollar General                              0   0.00%          2631         0.07%          397        0.01%
  Neiman Marcus                           30984   1.04%         30519         0.81%          350        0.01%
  American Eagle Outfitters                3902   0.13%         26704         0.71%          322        0.01%
  The Avenue                              11585   0.39%         11551         0.31%          311        0.01%
  Dexter                                   1092   0.04%          1320         0.04%          284        0.01%
  Aldo                                    17268   0.58%         13556         0.36%          267        0.01%
  Hush Puppies                             4709   0.16%          9225         0.25%          219        0.01%
  Lane Bryant                              8781   0.30%          8122         0.22%          204        0.01%
  Lord & Taylor                           39221   1.32%         35341         0.94%          200        0.01%
  Family Dollar                            1059   0.04%          1095         0.03%          194        0.01%
  The Buckle                               2044   0.07%          4390         0.12%          184        0.01%
  Eddie Bauer                               588   0.02%          3354         0.09%          123        0.00%
  Alco                                        0   0.00%           661         0.02%          111        0.00%
  Stride Rite                               141   0.00%           174         0.00%          102        0.00%
  Aerosoles                                5876   0.20%         23499         0.63%           83        0.00%
  Gadzooks                                 1679   0.06%          2004         0.05%           73        0.00%
  The Boston Store                         4644   0.16%          4091         0.11%           66        0.00%
  Parade Of Shoes                         13705   0.46%         11683         0.31%           53        0.00%
  Other Trad. Department Stores             159   0.01%           270         0.01%           47        0.00%
  Chadwick's                              17593   0.59%         14228         0.38%           47        0.00%
  Kenneth Cole                             4129   0.14%          5149         0.14%           31        0.00%
  Newport News                            11507   0.39%         12128         0.32%           30        0.00%
  Red Wing                                 2687   0.09%           628         0.02%           19        0.00%
  Cato                                     1772   0.06%          2288         0.06%            9        0.00%
  Bloomingdale's                          25143   0.85%         24313         0.65%            8        0.00%
  Talbots                                 12814   0.43%          6049         0.16%            7        0.00%
  Banana Republic                          1986   0.07%          2444         0.07%            1        0.00%
  Naturalizer                             41943   1.41%         55991         1.49%            0        0.00%
  Steve Madden                            12997   0.44%         24991         0.67%            0        0.00%
  Nine West Outlet                        31971   1.08%         22639         0.60%            0        0.00%
  Abercrombie & Fitch                      6026   0.20%          4781         0.13%            0        0.00%
  Deb Shops                                 561   0.02%           835         0.02%            0        0.00%
  Other National Chain                        0   0.00%           143         0.00%            0        0.00%
  Other Shoe Chain                            0   0.00%             0         0.00%            0        0.00%